Exhibit 99.1

(Formerly Algeco)

2020 Consolidated Financial Statements

Modulaire Investments 2 S.à r.l.

(Formerly Algeco Investments 2 S.à r.l.)

Registered office: 20 rue Eugene Ruppert, L-2453, Luxembourg

RCS number B 220.227

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Report of Independent Auditors

To the Partners of

Modulaire Investments 2 S.à r.l. (the “Company”)

We have audited the accompanying consolidated financial statements of Modulaire Investments 2 S.à r.l. and its subsidiaries, which comprise the consolidated balance sheet as of 31 December 2020, and the related consolidated income statement, consolidated statement of comprehsensive income, consolidated statement of change in equity, and consolidated statement of cash flows for the year then ended.

Board of Managers’ Responsibility for the Consolidated Financial Statements

The Board of Managers is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers, Société coopérative, 2 rue Gerhard Mercator, B.P. 1443, L-1014 Luxembourg

T : +352 494848 1, F : +352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)

R.C.S. Luxembourg B 65 477 - TVA LU25482518

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Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Modulaire Investments 2 S.à r.l. and its subsidiaries as of 31 December 2020, and the results of their operations and their cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

The accompanying consolidated balance sheet of Modulaire Investments 2 S.à r.l. as of December 31, 2019, and the related consolidated income statement, consolidated statement of comprehsensive income, consolidated statement of change in equity, and consolidated statement of cash flows for the year then ended have not been audited in accordance with auditing standards generally accepted in the United States of America.

PricewaterhouseCoopers, Société coopérative	Luxembourg, 27 September 2021
Repsented by

/s/ Véronique Lefebvre
Véronique Lefebvre

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Modulaire Investments 2 S.à r.l.

Consolidated Income Statements

(€ in millions)

		Year ended 31 December
	Note	2020	2019 (unaudited)
Continuing operations Revenues
Leasing and services		816	682
Sales of modular units and buildings		398	293
Total revenues	6	1,214	975

Costs of sales
Costs of sales of goods and providing services	8	(638)	(509)
Depreciation of rental equipment	11	(136)	(97)
Gross profit		440	369

Expenses
Administrative expenses	8	(323)	(285)
Net impairment (losses) / gains on financial and contract assets	19	(2)	1
Operating Profit		115	85

Finance expense	9	(219)	(205)
Currency gains, net	9	70	15
Loss before income tax		(34)	(105)
Income tax expense	10	(5)	(21)
Net loss from continuing operations		(39)	(126)
Net income from discontinued operations	5	-	461
Net (loss) / profit for the year		(39)	335
Less net income attributable to non-controlling interest		(1)	-
Net (loss) / profit attributable to the owners of the Company		(40)	335

See the accompanying notes which are an integral part of these consolidated financial statements

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Modulaire Investments 2 S.à r.l.

Consolidated Statements of Comprehensive Income

(€ in Millions)

	Year ended 31 December
	2020	2019 (unaudited)
Net (loss) / profit for the year	(39)	335

Other comprehensive loss
Items that may be reclassified to profit or loss:
Foreign currency translation	16	(9)
Change in unrealised (losses) / gains on cash flow hedge	(3)	8
Items that will not be reclassified to profit or loss:
Defined benefit plan actuarial loss	-	(2)
Total other comprehensive profit / (loss)	13	(3)

Comprehensive (loss) / profit for the year	(26)	332
Less: Comprehensive income attributable to non-controlling interest	(1)	-
Comprehensive (loss) / profit attributable to the owners of the Company	(27)	332

Total comprehensive income for the period attributable to owners of Modulaire Investments 2 S.à r.l. arises from:
Continuing operations	(27)	(129)
Discontinued operations	-	461
	(27)	332

See the accompanying notes which are an integral part of these consolidated financial statements.

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Modulaire Investments 2 S.à r.l.

Consolidated Balance Sheets

(€ in Millions)

		31 December
		2020	2019
	Note		(unaudited)
Assets
Non-current assets
Goodwill	13	442	302
Other intangible assets	13	225	149
Rental equipment	11	1,111	876
Other property, plant and equipment	12	178	158
Other non-current assets	14	170	314
Deferred tax assets	10	5	-
Total non-current assets		2,131	1,799
Current assets
Cash and cash equivalents	14	291	199
Trade receivables and contract assets	6,19	262	209
Inventories	15	62	42
Prepaid expenses and other current assets	15	27	30
Financial assets held at fair value	14	20	70
Total current assets		662	550
Total assets		2,793	2,349

Equity
Share capital	17	1	1
Share premium	17	605	605
Accumulated other comprehensive income		202	170
Accumulated deficit		(715)	(675)
Equity attributable to the owners of the Company		93	101
Non-Controlling interests		22	7
Total equity		115	108
Liabilities
Non-current liabilities
Long-term debt	14	1,949	1,715
Deferred tax liabilities	10	89	72
Deferred revenue and customer deposits	14	-	1
Other non-current liabilities	14	68	47
Total non-current liabilities		2,106	1,835
Current liabilities
Trade payables and accrued liabilities	14	318	242
Current tax payable		23	21
Deferred revenue and customer deposits		66	47
Current portion of long-term debt	14	165	96
Total current liabilities		572	406
Total liabilities		2,678	2,241
Total liabilities and equity		2,793	2,349

See the accompanying notes which are an integral part of these consolidated financial statements. The consolidated financial statements on pages 4 to 60 were authorised by the Board of Managers on 24 September 2021 and were signed on its behalf by:

/s/ Sundip Thakrar
Sundip Thakrar, Manager

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Modulaire Investments 2 S.à r.l.

Consolidated Statements of Changes in Equity

(€ in millions)

			Accumulated other comprehensive income
	Owner share capital	Owner Share premium	Other reserves	Foreign currency translation	Accumulated deficit	Total shareholders’ equity	Non controlling interest (NCI)	Total Equity
Balance at 1 Jan 2019 (unaudited)	1	605	79	90	(1,010)	(235)	7	(228)
Net profit	-	-	-	-	335	335	-	335
Other comprehensive income	-	-	6	(9)	-	(3)	-	(3)
Total comprehensive income	-	-	6	(9)	335	332	-	332
Employee share schemes (note 18)	-	-	4	-	-	4	-	4
Balance at 31 Dec 2019 (unaudited)	1	605	89	81	(675)	101	7	108
Net loss	-	-	-	-	(40)	(40)	1	(39)
Other comprehensive income	-	-	(3)	16	-	13	-	13
Total comprehensive income	-	-	(3)	16	(40)	(27)	1	(26)
Employee share schemes (note 18)	-	-	23	-	-	23	1	24
Put option on non-controlling interest	-	-	(4)	-	-	(4)	-	(4)
Increase in non-controlling interest	-	-	-	-	-	-	13	13
Balance at 31 Dec 2020	1	605	105	97	(715)	93	22	115

See the accompanying notes which are an integral part of these consolidated financial statements.

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Modulaire Investments 2 S.à r.l.

Consolidated Statements of Cash Flows

(€ in millions)

	Year ended 31 December
	2020	2019 (unaudited)
Operating activities
Net (loss) / profit for the year	(39)	335
Adjustments for:
Depreciation, amortisation and impairments	194	152
Gain on disposal of Target Lodging	-	(442)
Provision for doubtful accounts	2	-
(Gain) / loss on sale of rental and other property, plant and equipment	(2)	4
Currency gains, net	(70)	(15)
Income tax expense	5	19
Finance expense	219	205
Equity settled share based payments	24	-
Discontinued operations	-	6
Changes in operating assets and liabilities (net of businesses acquired):
Net trade receivables and contract assets	(27)	15
Inventories	(9)	6
Prepaid expenses and other current assets	(1)	7
Accounts payable and other accrued liabilities	52	8
Cash flows from operating activities	348	300
Income tax paid	(18)	(8)
Net cash flows from operating activities	330	292
Investing activities
Purchase of rental equipment	(172)	(124)
Proceeds from sale of rental equipment	19	13
Purchase of businesses, net of cash acquired	(221)	(96)
Proceeds from the sale of property, plant and equipment	2	-
Purchase of property, plant and equipment	(17)	(7)
Proceeds from sale of business	-	454
Net cash flows (used in) / from investing activities	(389)	240
Financing activities
Receipts from borrowings	219	-
Receipts from related party loans	105	-
Repayment of borrowings	(61)	(98)
Repayment of related party loans	-	(158)
Principal payments on capital lease obligations	(42)	(36)
Interest paid	(143)	(122)
Payment of financing costs	(1)	(2)
Settlement of derivative financial instrument	74	-
Net cash flows from / (used in) financing activities	151	(416)
Effect of exchange rate changes on cash and cash equivalents	-	(1)
Net change in cash and cash equivalents	92	115
Cash and cash equivalents at beginning of year	199	84
Cash and cash equivalents at end of year	291	199

See the accompanying notes which are an integral part of these consolidated financial statements.

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1. Basis of preparation of the Consolidated Financial Statements

1.1 General

The Company and the Group

Modulaire Investments 2 S.à r.l. (the “Company”, formerly Algeco Investments 2 S.à r.l.) is a limited liability company (société à responsabilité limitée) incorporated under the laws of Luxembourg. The “Group” refers to the Company together with its subsidiaries. The Company’s immediate parent is Modulaire Investments 1 S.à r.l. (formerly Algeco Investments 1 S.à r.l.) and the ultimate parent of the Group is Modulaire Holding S.à r.l., (formerly Algeco Holding S.à.r.l.) a limited liability company principally owned by a group of investment funds managed by TDR Capital LLP (“TDR”). Modulaire Holding S.à r.l. is the top parent company in the structure that draws up consolidated financial statements. Modulaire Holding S.à r.l.’s registered office is the same as the Company’s; 20 rue Eugene Ruppert, L-2453, Luxembourg. Copies of the Modulaire Holding S.à r.l. consolidated financial statements may be obtained at this address. The Company, is a wholly owned indirect subsidiary of Modulaire Global S.à r.l (formerly Algeco Global S.à.r.l.), and was incorporated on 8 December 2017. As part of a legal restructuring (the “Legal Restructuring”) completed in February 2018, the Company became the parent company of the Group’s operating subsidiaries.

The Group, through its operating subsidiaries, engages in the leasing and sale of mobile offices, modular buildings and storage products and their delivery and installation throughout Europe and Asia Pacific (“APAC”). The Group’s full-service remote workforce accommodation solutions business in North America, Target Lodging, was sold on 15 March 2019 based on an agreement signed on 13 November 2018. The results of this business have been shown within net income from discontinued operations in the Consolidated Income Statements for the period from 1 January 2019 until 15 March 2019.

The Group carries out its business activities under the name Algeco in the majority of Europe, Elliot in the United Kingdom, Ausco in Australia, Portacom in New Zealand, Algeco Chengdong in China, Wexus, Malthus Uniteam and TSN in the Nordics and BUKO in the Netherlands.

These consolidated financial statements have been prepared on the going concern basis. We have completed a going concern review.

The COVID19 pandemic is continuing. In the year ended 31 December 2020, the Group grew EBITDA by 10% organically, compared to the year ended 31 December 2019, despite the delay  in the commissioning of certain projects, both leasing and sales, and economic slowdowns caused by government-imposed lockdowns in response to the COVID-19 pandemic across a number of the countries in which it operates. Through the period, the Group continued to make deliveries and experienced fewer returns than it typically experiences.

The most notable of the COVID-19 related impacts was the absence of seasonal events business through the summer of 2020. Conversely, the pandemic increased short term demand for units from healthcare providers and others to meet specific requirements linked to COVID-19. At any time in 2020, such orders amounted to no more than 4,000 units on rent. We saw growth evenly distributed across all end markets and there were limited short term orders for extra space on the same site. Overall, we consider that the net impact of the pandemic on our results was small. The Group’s units on rent increased organically by over 14,000 in 2020.

The Group’s business has remained resilient. Management believes this is due to:

•	the long-term nature of the Group’s contracts and, at any given time, the residual contracted terms of lease revenues;
•	the Group’s diverse geographic and customer footprint, which enabled it to maintain normal trading levels in Germany, the Nordics, ENSE and APAC, which remained largely operational including by providing solutions to assist with the crisis while the Group experienced a partial suspension of activities in France and the UK;
•	the nature of Group’s fleet which has a wide application across industries and end uses;
•	the lead time in the leasing and sales contracting cycle, which allows the Group to take timely action to mitigate the impact on trading of any prospective downturn in leasing activity;
•	the Group’s flexible cost base, which has enabled it to reduce costs when necessary; and
•	the Group’s ability to match maintenance and growth capital expenditure to contractual leasing commitments from customers and to reduce such expenditure in the face of reduced short-term demand.

The Group only undertakes growth capital expenditure when there is demand and the Group has maintained central control of all capital expenditure during the COVID-19 pandemic. Similarly, the Group controls its maintenance capital expenditure and limits it to cases where a unit is required for an order with no significant detrimental effect on the unit.

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During the second quarter of 2020 discretionary capital expenditure was curtailed and the Group reported cash conversion for the quarter of 67% which was 22% higher than the year as a whole.

In the second half of the year, as demand showed evidence of a sustained recovery, the Group recommenced its planned program of capital expenditure, albeit the timing was weighted to later in 2020 than in the ordinary course.

The vast majority of our financing is in place until 2023. Our operations in the past have shown significant resilience to economic cycles across Europe as our customers are well diversified across industry sectors. We are more exposed to the economic cycle in APAC, which derives a greater proportion of its revenues from the mining sector. In the event of any significant macro-economic shocks we are able to cease capital expenditure quickly. Therefore, our exposure to global downturns is controllable. We will only complete acquisitions when we have available funds or we believe existing bank arrangements can be extended.

We have considered the covenants attaching to the financing facilities and the likely level of headroom available to the Group. After careful consideration the managers are satisfied that the Group have adequate resources to continue in operation for the foreseeable future, being at least twelve months from the date of signing the consolidated financial statements. For this reason, the managers continue to apply the going concern basis in preparing the consolidated financial statements.

Our financial risk management is discussed in the financial review below and set out in note 19 to the consolidated financial statements.

Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtained control, and continue to be consolidated until the date when such control ceases. The financial statements of all of the subsidiaries are prepared for the same reporting period as the Company once they have been a part of the group for more than a year.

The Consolidated Financial Statements also reflect the impact of non-controlling interests. All transactions and balances within the Group have been eliminated on consolidation. All transactions and balances with other entities of the Modulaire Holding S.à r.l Group and with TDR owned entities are reflected as related party transactions and balances.

These Consolidated Financial Statements were reviewed by Mark Higson (Chief Executive Officer) and Simon Gordon (Chief Finance Officer) and authorised for issue by the Board of Managers on 24 September 2021.

These Consolidated Financial Statements were prepared for the purpose of a SEC filing by Brookfield Business Partners L.P. which, through one of its indirectly owned subsidiary, entered into a share and purchase agreement with Modulaire Investments 1 S.à.r.l. for the acquisition of the Group. For this specific purpose, the comparative figures presented for the financial year ending on the 31 December 2020 were not audited under AICPA standards.

1.2 IFRS as issued by the IASB

The Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) ..

New and amended standards adopted by the Group

The Group has applied the following standards and amendments for the first time for the year ended 31 December 2020:

•	Business combinations: Definition of a Business – Amendments to IFRS 3
•	Definition of “Material” – Amendment to IAS 1 and IAS 8
•	Leases: Covid-19 Related Rent Concessions – Amendment to IFRS 16
•	Amendments to references to the conceptual framework in IFRS standards
•	Amendments to IFRS 9, IAS 39 and IFRS 17: Interest Rate Benchmark Reform

The new and amended standards had no significant impact on the Group Consolidated Financial Statements

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Standards, amendments to existing standards and interpretations published by the IASB whose application is not yet mandatory.

Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2020 reporting periods and have not been early adopted by the Group;

Amendment to IAS 37 on Onerous Contracts and Costs of Fulfilling a Contract

The IASB has issued “Onerous contracts – Cost of Fulfilling a Contract” (Amendment to IAS 37) to clarify the definition of the costs to be considered in assessing if the contract is onerous. The assessment shall include all costs related to the contract and not only the incremental costs. The amendment is effective for annual reporting periods beginning on or after 1 January 2022.

Amendments to IFRS 3 on the reference to the Conceptual Framework

In May 2020, the IASB has issued “Reference to the Conceptual Framework” (Amendment to IFRS 3) to replace a reference to the Framework for the Preparation and Presentation of Financial Statements (1989) with a reference to the 2018 Conceptual Framework. An exception is proposed on the recognition of liabilities and contingent liabilities falling within the scope of IAS 37 and IFRIC 21. These standards would be applied instead of the 2018 Conceptual framework. The IASB also clarifies that IFRS 3 guidance on contingent assets shall still be applied. The amendment is effective for annual reporting periods beginning on or after 1 January 2022.

Amendments to IAS 1 on classification of liabilities as current or non-current

On 23 January 2020, the IASB issued “Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)." The amendment will affect the presentation of liabilities in the statement of financial position. The amendment clarifies that the classification of a liability as current or non-current should be based on rights in existence at the end of the reporting period to defer settlement of a liability by at least 12 months. The amendment also clarifies that classification of a liability should be unaffected by the entity’s expectations regarding whether it will exercise its rights to defer payment. The amendment is effective for annual reporting periods beginning on 1 January 2023.

Amendment to IAS 16 on Property, Plant and Equipment;

On May 14, 2020, the IASB issued Amendments to IAS 16 "Property, Plant and Equipment". The Amendment prohibits deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items and related cost in profit or loss. The amendment is effective for annual reporting periods beginning on or after 1 January 2022.

Amendments to IFRSs 4, 7, 9 and 16 and IAS 39 on Interest Rate benchmarking reform - phase 2;

On August 27, 2020, the IASB published Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) of the Interest Rate Benchmark Reform. The amendments complement those issued in 2019 described above and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform.

The amendments are effective for annual periods beginning on or after January 1, 2021 and are to be applied retrospectively, with early adoption permitted. The Company does not expect that the adoption of these amendments will have a material impact to its consolidated financial statements.

These and other subsequently issued standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

2. Significant accounting policies

The principal accounting policies applied in the preparation of the Consolidated Financial Statements are set out below. These policies have been applied consistently to all the years presented, unless otherwise stated.

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2.1 Accounting convention

The Consolidated Financial Statements have been prepared on a historical cost basis with the following exceptions:

•	assets and liabilities acquired in business combinations,
•	financial assets and liabilities including derivative financial instruments and put options on non-controlling interests measured at fair value,
•	liabilities related to share-based payment plans,
•	assets where impairment charges have been recorded which are measured at fair value at the impairment date,
•	defined benefit plan assets measured at fair value,
•	assets held for sale which are measured at the lower of cost and net realisable value.

2.2 Foreign currency transactions and translation

Functional and presentation currency

The functional currency of each legal entity is the currency of the primary economic environment in which the entity operates. The Consolidated Financial Statements are presented in €m, which is the Company functional currency and the Group’s presentation currency. The results and financial position of Group entities that have a functional currency different from the presentation currency are converted into the presentation currency as follows:

•	Assets and liabilities (including goodwill) are converted into Euro at exchange rates at the reporting date;
•	Income and expenses are translated using average exchange rates for the respective year.

All resulting exchange differences are recognised as currency translation adjustments within other comprehensive income.

Transactions and balances

Foreign currency transactions are converted into the functional currency using the rate applicable at the date of the transaction. Foreign exchange gains or losses resulting from the settlement of such transactions and from the translation at year-end rates of monetary assets and liabilities denominated in foreign currencies are recognised in the Consolidated Income Statements in operating profit. Foreign exchange gains and losses on financing are presented in the Consolidated Income Statements, within Currency (Gains) Losses, net. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

2.3 Rental equipment

Rental equipment (“rental fleet”) is comprised of assets held for rental to customers which are expected to be in use for more than one reporting period and can include modular units, remote accommodation facilities, site improvements and equipment.

Cost measurement basis

Rental modular units, remote accommodation units, value added products (“VAPs 360°”), and other items for rental are measured at cost less accumulated depreciation and impairment losses. VAPs 360°, which are the assets that can be added to the unit on a lease by lease basis and include items such as furniture and equipment for use in a unit or ramps and stairs to access a unit. Costs include expenditures that are directly attributable to the acquisition of the asset.

The cost of self-constructed assets includes the cost of materials, direct labour and any other costs directly attributable to bringing the asset to a working condition for its intended use.

The cost of returning an asset to its original rental value are classified as maintenance Capex. Costs of improvements and betterments to rental equipment are capitalised as enhancement capex when such costs increase the utilisation rate of the units, or increase the rental value of the equipment. Costs incurred for equipment to meet a particular lease specification are capitalised and depreciated over the lease term. Maintenance and repair costs are expensed as incurred.

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Depreciation

The fleet is split into core rental fleet and non-core rental fleet. Core rental fleet assets are newer units that are made of replaceable components. This means that parts can be replaced over time. Therefore, the significant components are separately identified for these units and depreciated on a straight-line basis over their estimated useful lives as follows:

•	For the steel frames: 30 years with a residual value of 50 percent.
•	For the panels: from 10 to 20 years without any residual value
•	For the other components (collectively called lay-out): 10 years with a residual value of 20 percent

Non-core rental fleet assets are assets acquired in business combinations that do not easily integrate with the core fleet. These tend not to have replaceable components and are therefore depreciated as a whole over an estimated useful life which generally ranges from 5 to 15 years with a residual value of 10 percent to 40 percent.

The majority of VAPs 360° categories are depreciated over 3 to 5 years with no residual value. Items such as stairs and ramps are depreciated over 8-15 years.

The estimated useful lives and residual values vary within the Group based on the type of unit and local operating conditions. Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted prospectively, if appropriate.

2.4 Other property, plant and equipment

Other property, plant and equipment represent assets that are in the business other than for rental to the customer. These assets are stated at cost, net of accumulated depreciation and impairment losses. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.

Assets leased are depreciated over the lease term unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Land is not depreciated. Maintenance and repair costs are expensed as incurred.

Depreciation is calculated using the straight-line method over estimated useful lives to their residual values, as follows:

•	Buildings: 15-40 years
•	Plant and computer and other equipment: 3-10 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted prospectively, if appropriate. Depreciation on other property, plant and equipment is included within administrative expenses.

2.5. Goodwill and business combinations

The acquisition method of accounting is used to account for all business combinations with unrelated parties, regardless of whether equity instruments or other assets are acquired.

Goodwill arises upon acquisition of businesses. Goodwill represents the excess of the cost of the acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree, measured at fair value at acquisition date.

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The amount of goodwill initially recognised is dependent on the allocation of the purchase price to the fair value of the identifiable assets acquired and the liabilities assumed. Intangible assets principally arise in business combinations. The amount of intangible assets initially recognised is dependent on various judgements including future revenue estimates, customer attrition rates and market-based royalty rates. The determination of the fair value of the assets, such as rental equipment and intangible assets, and liabilities, such as contingent liabilities, is based to a considerable extent on management’s judgement.

Acquisition costs incurred are expensed and included in administrative expenses. When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. Goodwill is tested for impairment at least annually, or more frequently when there is an indication that the carrying value may be impaired.

2.6. Other intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. Intangible assets determined to have an indefinite useful life are not amortised, but are tested for impairment at least annually. Intangible assets that have finite useful lives are measured at cost less accumulated amortisation and impairment losses, if any. Intangible assets in the process of being developed are not amortised until such time as they are placed in use. Amortisation is recognised over the useful economic lives of intangible assets from the date that they are available for use. Amortisation of intangible assets is included in other depreciation and amortisation in the Consolidated Income Statements.

Subsequent expenditures for intangible assets are capitalised only when they increase the future economic benefits embodied in the specific asset to which they relate. These assets mainly comprise

•	Customer relationships, which are amortised over a period of 5 to 20 years,
•	Software, which is amortised over a period of 3 to 7 years; and
•	Tradenames, with finite or indefinite useful life.

2.7. Impairment of non-financial assets

The Group performs its annual impairment test for goodwill and intangible assets as at 1 October of each year and assesses whether there has been any impairment trigger from 1 October to 31 December.

Goodwill and intangible assets with indefinite useful lives

Goodwill and intangible assets with indefinite useful lives are not subject to amortisation. For the purpose of impairment testing, they are allocated to the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash generating units “CGUs” or groups of cash generating units “CGU Groups”). CGUs or CGU Groups to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the carrying value may be impaired.

If the recoverable amount of each CGU or CGU Group to which goodwill has been allocated is less than the carrying amount of the unit or group, an impairment loss is recognised. The recoverable amount of a CGU, for the purpose of the annual goodwill impairment test, is the higher of the CGU’s fair value less costs to sell, or its value in use. The value in use is determined using the discounted cash flow method, which involves a projection of the cash flows that the CGU is expected to generate and converting these cash flows into a present value equivalent through discounting. This method is considered a level 3 valuation technique.

Impairment losses are allocated first to reduce the carrying amount of any goodwill allocated to the unit or group, then to intangible assets of the unit or group, and lastly to the carrying amount of the other assets in the unit or group on a pro rata basis. Impairment losses relating to goodwill are not reversed.

Other non-financial assets

The carrying amounts of the Group’s non-financial assets or groups of assets are reviewed at each reporting date to determine whether there is any indication of impairment. These assets or groups of assets mainly comprise Rental Equipment, Other property, plant and equipment and Other Intangible assets with finite useful lives. If any such indication exists, the asset’s or group of assets’ recoverable amount is estimated. If the asset’s estimated recoverable amount is less than its carrying value, an impairment loss is recognised.

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2.8. Financial instruments

•	Financial assets

The Group holds financial assets measured at amortised cost, or at fair value through the income statement. The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

Purchases and sales of financial assets are recognised on the trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Financial assets at amortised cost

Classification criteria

The Group classifies its financial assets as at amortised cost only if both of the following criteria are met:

•	the asset is held within a business model whose objective is to collect the contractual cash flows, and
•	the contractual terms give rise to cash flows that are solely payments of principal and interest.

Trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within 30 - 60 days and therefore are all classified as current.

Trade receivables are recognised initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognised at fair value such as finance lease receivables. For all other trade receivables, the carrying amount is considered to be the same as their fair value, due to their short-term nature.

The Group holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortised cost using the effective interest method. Details about the Group’s impairment policies and the calculation of the loss allowance and information on factored receivables are provided in the note 14 to the consolidated financial statements. The Group has factoring arrangements and that these are further detailed in note 14 to the consolidated financial statements.

Related party loans

Related party loans are amounts due from entities related to the Group but not controlled by the Company. These loans are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost.

Impairment of financial assets

The Group assesses, on a forward-looking basis, the expected credit losses associated with its debt instruments carried at amortised cost and fair value through other comprehensive income (FVOCI). The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables, see note 19 for further details.

Financial assets at fair value through profit and loss

The Group has the following financial assets at fair value through profit or loss (FVPL):

•	Derivative financial instruments for which relevant accounting policies are described hereafter.
•	Equity instruments held in Target Hospitality Corp. are classified as current financial assets and are fair valued at each Balance Sheet date. Changes in the fair value are recognised within net finance expense in the statement of profit or loss as applicable.

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Cash and cash equivalent

The Group considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Factoring arrangements

The carrying amounts of the trade receivables include receivables, which are subject to a factoring arrangement. Under this arrangement, the Group has transferred the relevant receivables to the factor in exchange for cash.

Upon signing of a factoring agreement, the Group performs an analysis to determine if the factoring agreement is with or without recourse. In the factoring agreement entered into by the Group, the recourse provisions result in the transferor retaining substantially all the risks and rewards of ownership of the receivables, with the effect that the Group continues to recognise the factored receivables.

•	Financial liabilities

Trade and other payables

Trade payables are unsecured and are usually paid in line with terms (typically within 30 - 60 days of recognition). The carrying amounts of trade and other payables are considered to be the same as their fair values, due to their short-term nature.

Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the consolidated income statements over the period of the borrowings using the effective interest method.

French state guaranteed loan

For the French state guaranteed loan where the fair value of the instrument is different from the transaction price on initial recognition, the difference is deferred and recognised to profit and loss on a systematic basis over the period over which the interest on the state loan is recognised.

•	Derivatives

The Group uses derivative financial instruments to hedge its exposure to foreign currency and interest rate risks arising from financing activities. The Group does not hold or issue derivative financial instruments for trading purposes.

The Group measures derivative instruments at fair value and records them as assets or liabilities, depending on our rights or obligations under the applicable derivative contract.

For a derivative designated and that qualifies as a cash flow hedge, the effective portion of the change in fair value of the derivative is recognised in Other comprehensive income (loss) until the hedged item is recognised in earnings. The ineffective portion of a derivative’s change in fair value is immediately recognised in earnings, in Interest Expense, Net, and Currency Gains and Losses, Net.

2.9. Provisions

A provision is recognised when there is a present obligation (legal or constructive) as a result of a past event, in which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the value of the expenditures expected to be required to settle the obligation. Where the time value of money is material, provisions are discounted using an appropriate rate that takes into account the risks specific to the liability. Uninsured losses are recognised when the underlying event occurs and the value of the expenditures expected to be required to settle the obligation can be determined. Recoveries of amounts claimed from insurers to settle expenses incurred are recognised when it is virtually certain that reimbursement will be received.

The application of the requirements of IAS 37 to the specific types of provisions held by the Group is detailed in note 16.

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2.10. Lease transactions

The determination of whether an arrangement is, or contains, a lease is based upon the substance of the arrangement at the inception date. The arrangement is assessed for whether fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in the arrangement.

Group as lessee

The Group leases various properties, equipment (mainly comprising modular units building equipment) and cars. Rental contracts are typically made for fixed periods of one to 5 years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants.

Leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group subject to the lease being longer than 12 months and the right of use asset being more than €5,000. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the consolidated income statements over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable
•	variable lease payment that are based on an index or a rate
•	amounts expected to be payable by the lessee under residual value guarantees
•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and
•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Group’s incremental borrowing rate.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability
•	any lease payments made at or before the commencement date less any lease incentives received
•	any initial direct costs, and
•	restoration costs.

Right of use assets are assessed for impairment where there is an indication of impairment. Impairments are classified within administrative expenses.

Group as lessor

Leases in which the Group transfers substantially all of the risks and rewards of ownership of an asset are classified as finance leases. All the other leases are classified as operating leases and the assets are retained on the balance sheet within rental equipment and the income recognised as revenue on a straight-line basis over the term of the lease. Rents billed to customers in advance are classified within deferred revenue.

Upon inception of a sale to a customer, with an associated lease, the Group records the net investment in the lease, which consists of the sum of the minimum lease term payments and the unguaranteed residual value (gross investment in lease), less the unearned lease income in Sales of modular units and buildings revenue. The amortisation of unearned finance lease income is recognised in Interest and finance charges, within Net Finance Costs in the consolidated income statements.

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Initial direct costs are included in the initial measurement of the lease receivables. Current lease payments due at the reporting date are classified as receivables in the accompanying Consolidated Balance Sheets. Minimum lease payments received related to sales are apportioned between finance income and a reduction of the outstanding receivable. Income is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the receivable. The transfer of the asset to a customer under a finance lease is considered a sale.

2.11. Revenue

Our revenue consists mainly of leasing and services and sales revenue. The Group has two main revenue streams:

•	Leasing and services

The policy as the lessor of units is explained in the lease transactions policy above. For the products we offer to our customers when they lease a modular unit such as rentals of steps, ramps, furniture, fire extinguishers, air conditioners, wireless internet access points, damage waivers and service plans. Leasing revenue is recognised under the requirements of IFRS 16, whereas the other revenue streams are recognised under IFRS 15.

Modular delivery and installation revenue includes fees that we charge for the delivery, setup, knockdown and pick-up of our leasing equipment to and from our customers’ premises, and repositioning our leasing equipment. Our remote accommodations leasing and services revenue is comprised of the leasing and operation of our remote workforce accommodations where we provide housing, catering, and transportation to meet our customers’ requirements.

•	Sales of modular units and buildings

In addition to leasing revenue, we also generate revenue from sales of new and used modular space and portable storage units to our customers as well as delivery, installation, maintenance, removal services, and other incidental items related to accommodations services for our customers. Included in our sales revenue are charges for modifying or customising sales equipment to customers’ specifications.

Revenue recognition is aligned with the timing of when promised goods or services are transferred to customers in an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. To achieve this core principle, the Group applies the following five steps in accordance with IFRS 15:

(1) Identify the contract with a customer

Most contracts include components that are in the scope of the revenue standard and other components – mainly lease components – that are in the scope of other standards. The Group generally first applies the IFRS 16 separation or measurement guidance to the lease component(s) and then applies the IFRS 15 guidance to the non-lease component(s).

(2) Identify the performance obligations in the contract

The Group applies judgment in determining whether each good or service provided is: (a) capable of being distinct, whereby the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and (b) distinct within the context of the contract, whereby the transfer of the good or service to the customer is separately identifiable from other promises in the contract.

Our contracts are often modified through change orders to account for changes in the scope and price of the goods or services we are providing. Although the Group evaluates each change order to determine whether such modification creates a separate performance obligation, most changes relate to lease components which are not in the scope of IFRS 15. Other potentially significant modifications include change orders which relate to goods or services that are not distinct within the context of our original contract and therefore are not treated as separate performance obligations.

(3) Determine the transaction price

Variable consideration is included in the transaction price only to the extent it is probable, in the Group’s judgment, that a significant future reversal in the amount of cumulative revenue recognised under the contract will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

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Pending change orders and contract claims represent one of the most common forms of variable consideration included within contract value and typically represent contract modifications for which a change in scope has been authorised or acknowledged by our customer, but the final adjustment to contract price is yet to be negotiated. In estimating the transaction price for pending change orders, the Group considers all relevant facts, including documented correspondence with the customer regarding acknowledgment and/or agreement with the modification, as well as historical experience with the customer or similar contractual circumstances. Based upon this assessment, the Group estimates the transaction price, including whether the variable consideration constraint should be applied.

For some transactions - mostly lease sales - the receipt of consideration does not match the timing of the transfer of goods or services to the customer. For such contracts, the Group evaluates whether this timing difference represents a financing arrangement within the contract. Although our customers may retain a portion of the contract price until completion of the project and final contract settlement, these retained amounts are not considered a significant financing component as the intent of the withheld amounts is to provide the customer with assurance that we will complete our obligations under the contract rather than to provide financing to the customer. In addition, although we may be entitled to advance payments from our customers on certain contracts, these advance payments generally do not represent a significant financing component as the payments are used to meet working capital demands that can be higher in the early stages of a contract, as well as to protect us from our customer failing to meet its obligations under the contract.

Changes in the estimates of transaction prices are recognised on a cumulative catch-up basis in the period in which the revisions to the estimates are made. Such changes in estimates can result in the recognition of revenue in a current period for performance obligations which were satisfied or partially satisfied in prior periods. Such changes in estimates may also result in the reversal of previously recognised revenue if the ultimate outcome differs from the Group’s previous estimate. For the years ended 31 December 2020 and 2019, there were no significant amounts of revenue recognised during the period related to performance obligations satisfied in prior periods. In addition, there were no significant reversals of revenue recognised associated with the revision to transaction prices.

(4) Allocate the transaction price to performance obligations in the contract

For contracts that contain multiple performance obligations, the Group allocates the transaction price to each performance obligation based on a relative standalone selling price. The Group determines the standalone selling price based on the price at which the performance obligation would have been sold separately in similar circumstances to a similar customer. If the standalone selling price is not observable, the Group estimates the standalone selling price taking into account all available information such as expected profit margin on anticipated costs related to the performance obligation mainly, but also market conditions and internal pricing guidelines, and expected profit margin.

(5) Recognise revenue as performance obligations are satisfied

The Group recognises revenue at the time the related performance obligation is satisfied by transferring a promised good or service to its customers. A good or service is considered to be transferred when the customer obtains control. The Group can transfer control of a good or service and satisfy its performance obligations either over time or at a point in time. The Group transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognises revenue over time if one of the following three criteria are met: (a) the customer simultaneously receives and consumes the benefits provided by the Group’s performance as we perform, (b) the Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced, or (c) the Group’s performance does not create an asset with an alternative use to us, and we have an enforceable right to payment for performance completed to date.

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For our performance obligations satisfied over time, we recognise revenue by measuring the progress toward complete satisfaction of that performance obligation. The selection of the method to measure progress towards completion can be either an input method or an output method and requires judgment based on the nature of the goods or services to be provided.

•	Within the context of sale and lease contracts, for transportation and installation services, revenue is generally recognised over time as the customer simultaneously receives and consumes the benefits of our performance as we perform the service. Payment is due upon completion of these services.
•	For our modular units sales contracts, as none of the above criteria for over-time revenue recognition are met, the Group recognises revenue at a point in time when the customer obtains control of the asset, which includes a present right to payment, legal title, physical possession, risk and rewards of ownership and acceptance of the asset, which generally occurs upon delivery of the asset. Payment is due upon delivery of the assets.
•	For our modular construction projects, revenue is generally recognised over time as our performance creates or enhances an asset that the customer controls and/or in some cases, creates a specific asset with no alternative use with an enforceable right to payment for performance completed to date. Our fixed price construction projects generally use a cost-to-cost input method to measure our progress towards complete satisfaction of the performance obligation as we believe it best depicts the transfer of control to the customer. Under the cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. The Group generally receives milestone payments to cover costs incurred to date.
•	With regard to our remote accommodation business, this activity has been determined to be a series of accommodation services for which the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs. The revenue is recognised over time based on the number of nights of accommodation services delivered, which aligns closely to the Group’s right to invoice the customer. Payment is generally due each month.

Revenue from contracts with customers is separated from other sources of revenue in note 6.

2.12. Employee benefits

Share-based payment plans

The Group maintains certain share-based payment plans.

Cash-settled share based plan

The cost of awards under these plans is measured initially at fair value at the grant date, which is the date at which the Group and the participants have a shared understanding of the terms and conditions of the arrangement. The fair value is expensed over the applicable vesting period with recognition of a corresponding liability. The liability is re-measured to fair value at each reporting date with changes in fair value attributed to vested awards recognised as expense in the period.

Equity-settled share based plan

The cost of share grants under an equity-settled plan is measured at the fair value at the grant date, which is the date at which the Group and plan participants have a shared understanding of the terms and conditions of the arrangement. The fair value is determined using a pricing model. The cost is recognised as an employee expense with a corresponding increase in equity over the period during which the relevant plan participant becomes fully entitled to the award. The ultimate expense recognised at each reporting date reflects the extent to which the vesting period has lapsed and the Group’s best estimate of the number of shares that will ultimately vest.

Pension obligations

The liability or asset recognised in the consolidated balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. This cost is included in employee benefit expense in the consolidated income statements. Re-measurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in the period in which they occur, directly in other comprehensive income.

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2.13. Finance income and expense

Finance income comprises interest income on funds invested, currency gains, gains on extinguishment of financial debts and mark-to-market gains on financial instruments measured at fair value through profit or loss. Interest income is recognised in finance costs in the consolidated income statements using the effective interest method.

Finance expenses comprise interest expense on borrowings, amortisation of deferred financing costs, currency losses and mark-to-market losses on financial instruments measured at fair value through profit or loss. All borrowing costs are recognised in the Consolidated Income Statements using the effective interest method.

2.14. Inventory

Inventories, which consist of raw materials, rental equipment in assembly, parts and supplies and rental equipment held for sale, are measured at the lower of cost or net realisable value. The cost of inventories is based on the weighted average principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity.

2.15. Taxes

The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses. Current and deferred tax is recognised in the consolidated income statements, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amounts are those that are enacted or substantively enacted, at the reporting date in the jurisdictions in which the Group operates.

Tax laws that apply to the Group’s businesses may be amended by the relevant authorities, for example as a result of changes in fiscal circumstances or priorities. Such potential amendments and their application to the Group are monitored regularly and the requirement for recognition of any liabilities assessed where necessary. The Group is subject to income taxes in a number of different jurisdictions and judgement is required in determining the appropriate provision for transactions where the ultimate tax determination is uncertain. In such circumstances, the Group recognises liabilities for anticipated taxes due based on the best information available and where the anticipated liability is probable and estimable. Where the final outcome of such matters differs from the amounts initially recorded, any differences will impact the income tax and deferred tax provisions in the year to which such determination is made. Where the potential liabilities are not considered probable, the amount at risk is disclosed unless an adverse outcome is considered remote. The Group adopted IFRS 23 ‘Uncertainty over Income Tax Treatments’ in the prior period.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred tax liabilities are recognised for all taxable temporary differences, except:

•	Deferred tax liabilities that arise from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

•	Taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future. Judgement is required to determine if the reversal can be controlled and whether it is probable that such differences will not reverse in the foreseeable future.

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Deferred tax assets are recognised for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilised, except:

•	Deferred tax assets relating to the deductible temporary differences that arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

•	Deductible temporary differences associated with investments in subsidiaries; deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Unrecognised deferred tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered. Judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

2.16 Non-current assets (or disposal groups) held for sale and discontinued operations

Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits, financial assets and investment property that are carried at fair value and contractual rights under insurance contracts, which are specifically exempt from this requirement.

Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.

A discontinued operation is a component of the Group that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in a single line in the Consolidated Income Statements.

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2.17 Separately Disclosed Items and Underlying EBITDA

The Separately Disclosed Items and Underlying EBITDA accounting policy is set-out in note 4 to the consolidated financial statements.

3. Critical accounting estimates and judgements

In the application of the Group’s accounting policies, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources.

The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Group based its assumptions and estimates on parameters available when the Consolidated Financial Statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

Judgements

Significant judgements made in the preparation of these Consolidated Financial Statements include the following:

Capitalisation of fleet assets

The Group continually evaluates the rental market in determining what work to complete on a unit when it returns from rental. Where these costs improve the rental value of the unit and are more than standard repair and maintenance, the costs are capitalised. There is judgement involved in capitalising these costs.

Lease classification as a lessor

The Group enters into various types of leasing arrangements with its customers (in this case, the Group is the lessor). The Group classifies these leases as either operating or finance based on an evaluation of the terms and conditions of the arrangements, under the criteria established by IFRS 16. Judgement is involved in determining whether or not the Group retains all the significant risks and rewards of ownership, a significant factor in determining classification of each lease.

IFRS 16 lease term as a lessee

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). Extension and termination options are included in a number of property and equipment leases across the Group. These terms are used to maximise operational flexibility in terms of managing contracts. The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the lessee.

Share based payments

The Group maintains various employee long-term incentive plans for management; the Management incentive plan, the Nordic incentive plan, the Ausco share plan, the Long-Term Incentive Plan (the “LTIP”) and the Long-Term Cash Incentive plant (the “LTCIP”). These plans are closely interrelated and include participants who are employees or former employees of the Group. The accounting treatment of these plans involve a significant amount of judgement, including determining the most appropriate valuation model to be used. Judgements made by Modulaire Management for the accounting treatment of this plan and the valuation assumptions are set out in note 18. A key judgement is the expected exit date which impacts the vesting period. The current assumption is 31 December 2021. Had this assumption changed to June 2021 as at 1 January 2020 the impact would be to increase the charge for the year by €3m.

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Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Differences arising between the actual results and the assumptions made in such interpretation, or future changes to such assumptions, could necessitate future adjustments to amounts previously recorded. The Group establishes provisions, based on reasonable estimates, for probable consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. The ultimate resolution of tax audits and interpretations of tax regulations could necessitate future adjustments to provisions established. The Group has significant tax losses which have not been recognised. There is judgement in determining whether these losses will be utilised.

Indefinite life tradenames

The Group has indefinite life tradenames; Algeco in mainland Europe, Elliot, in the UK, and Ausco in Australia. A key judgement is that these tradenames have an indefinite useful economic life.

Goodwill impairment testing

Impairment testing for goodwill and other indefinite-life intangible assets; The Group determines whether goodwill and other indefinite-life intangible assets are impaired at least on an annual basis. This requires an estimation of the value in use of the cash generating units (‘CGUs’) to which the goodwill and other indefinite-life intangible assets are allocated. Establishing the value in use requires the Group to make an estimate of the expected future cash flows from the CGU and also to choose a suitable discount rate and terminal growth rate in order to calculate the present value of those cash flows. More details are given in Note 13.

Recoverability of deferred tax assets

The Group recognises deferred tax assets primarily in connection with the carry forward of unused tax losses and tax credits. The Group reviews the tax position in the different jurisdictions in which it operates to assess the need to recognise such assets based mainly on projections of taxable profits to be generated in each of those jurisdictions. The carrying amount of any deferred tax assets is reviewed at each reporting date and adjusted to the extent that current projections indicate that either a greater assets should be recognized or it is no longer probable that sufficient taxable profits will be available to enable all or part of these assets to be recovered.

Estimates and assumptions

Significant estimates made in the preparation of these Consolidated Financial Statements include the following:

Rental equipment

Estimates are used in the determination of useful lives and residual values for rental equipment. Management assesses the useful life of the rental equipment by determining the period over which the asset is expected to be available for use by the Group. All of the following factors are considered in determining the useful life of an asset:

•	expected usage of the asset. Usage is assessed by reference to the asset’s expected capacity or physical output;
•	expected physical wear and tear, which depends on operational factors such as the number of shifts for which the asset is to be used and the repair and maintenance program;
•	technical or commercial obsolescence arising from changes or improvements in production, or from a change in the market demand for the product or service output of the asset.

The residual value and useful life are reviewed at each year end. There is judgement involved in establishing the useful lives and residual values of these assets.

If the useful lives of the components of a core unit were reduced by 1 year the impact on that unit would be the increase of the depreciation charge by 10%. If the residual value of the components of a core unit were to reduce by 10% the impact on that unit would be the increase of the depreciation charge by 8%.

On a non-core unit if the useful life was reduced by 1 year the impact on that unit would be the increase the depreciation charge by 7%. If the residual value of a non-core unit was to reduce by 10% the impact on that unit would be the increase of the depreciation charge by 15%.

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Measurement of the recoverable amounts of asset groups and of cash generating units or groups of cash generating units containing goodwill and indefinite life intangible assets

The Group regularly monitors the carrying value of its asset groups, including rental equipment, other property, plant and equipment and goodwill. The Group performs goodwill and indefinite life intangible assets impairment reviews in accordance with the accounting policy described above in note 2.7.

The recoverable amount of a CGU or CGU Group is determined based on a discounted cash flow approach, which requires the use of estimates. Impairment reviews compare the carrying values to the present value of future cash flows that are derived from the relevant asset groups, cash generating unit or groups of cash generating units. These reviews, therefore, depend on management estimates and judgements, in particular in relation to the forecasting of future cash flows, the discount rate applied to the cash flows and the selection of relevant market comparable data. The key assumptions used and the related sensitivity analysis are described in note 13.

IFRS 16 discount rate – lease as a lessee

Lease liabilities need to be recorded at present value, so determining the discount rate to apply to a lease is an important consideration. IFRS 16 requires the rate implicit in the lease to be used if it can be readily determined and, if it cannot, the lessee’s incremental borrowing rate should be estimated. The incremental borrowing rate of the Group has been estimated based on the corporate risk of the Group based on the Group’s senior secured notes at each year-end, to which was added a risk-free rate based on currency, maturity and a tax markup. A 1% increase in the discount rate would decrease the lease liability by €2m.

4. Segment Information

Description of segments and principal activities

The Group Advisory Committee (“GAC”) is considered to be the Chief Operating Decision Maker (CODM). The CODM examines the Group’s performance based on 6 reportable segments. They comprise entities that the Group considers belong to the same or similar geographical areas. They are the Group operating segments:

•	France Business Unit (“France”);
•	The United Kingdom Business Unit (“UK”);
•	Germany Business Unit (“Germany”), which includes Germany, Switzerland, Austria and Slovenia;
•	Eastern, Northern, and Southern Europe Business Unit (“ENSE”), which includes
o	In Eastern Europe: Poland, Czech Republic, Romania, Slovakia, Russia, Hungary.
o	In Northern Europe: Belgium, Netherlands.
o	In Southern Europe: Spain, Portugal, Italy.

These entities share similar economic characteristics and provide similar products and services.

•	APAC, which includes Australia, New Zealand and China
•	Nordics Business Unit (“Nordics”); which includes Malthus, Wexus, TSN and the former Modulaire businesses in Finland and Sweden.

In Finland and Sweden 2019 revenue was €6m and for 2020 it was €5m. Underlying EBITDA was €2m and €1m respectively. These amounts have been reclassified from the ENSE business unit to the Nordics business unit.

The GAC primarily uses a non-statutory measure of adjusted earnings before interest, tax, depreciation and amortisation (Underlying EBITDA, see below) to assess the performance of the operating segments.

The GAC also receives information about the segments’ revenue and capex on a monthly basis, as well as a selection of key drivers of change in revenue indicators. The measurement basis used by the CODM of revenue, and Underlying EBITDA is the same as in the consolidated financial statements. These indicators are provided after elimination of intercompany operations.

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2020 €m	France	APAC	UK	ENSE	Germany	Nordics	Eliminations	Corporate	Total
Revenue	282	272	175	274	151	84	(24)	-	1214
Depreciation and amortisation on continuing operations	(42)	(27)	(27)	(47)	(29)	(22)	-	-	(194)
Fleet	(30)	(17)	(19)	(33)	(23)	(14)	-	-	(136)
Other	(12)	(10)	(8)	(14)	(6)	(8)	-	-	(58)
Underlying EBITDA	102	54	33	90	61	29	-	(19)	350

2019 €m (unaudited)	France	APAC	UK	ENSE	Germany	Nordics	Eliminations	Corporate	Total
Revenue	251	206	192	198	139	6	(17)	-	975
Depreciation and amortisation on continuing operations	(30)	(36)	(32)	(27)	(26)	(1)	-	-	(152)
Fleet	(22)	(18)	(17)	(20)	(19)	(1)	-	-	(97)
Impairments	-	(10)	(6)	-	-	-	-	-	(16)
Other	(8)	(8)	(9)	(7)	(7)	-	-	-	(39)
Underlying EBITDA	92	40	35	63	56	2	-	(22)	266

Underlying EBITDA

This is a non-GAAP measure which we have defined as earnings before interest, taxes, depreciation and amortisation (“EBITDA”), adjusted to exclude certain non-cash items and the effect of what we consider to be transactions or events not related to our core business operations. The reconciliation of our consolidated operating profit to Underlying EBITDA for the year ended December 31, 2020 and 2019, is set out in below:

	2020 €m	2019 €m
		(unaudited)
Net loss from continuing operations	(39)	(126)
Income tax expense	5	21
Finance expense, net	219	205
Currency (gains) / losses, net	(70)	(15)
Depreciation, amortisation and impairments	194	152
EBITDA	309	237
Share based payments	24	(1)
Restructuring	8	18
Fees and recharges from TDR	-	1
Acquisition and other costs	9	11
Total separately disclosed items	41	29
Underlying EBITDA	350	266

Management believes that Underlying EBITDA provides useful information to investors because it is a measure used by our management team to evaluate our operating performance, to make day-to-day operating decisions, and is frequently used by securities analysts, investors and other interested parties as a common performance measure to compare results across companies in our industry. The items adjusted are:

•	There were no impairments in 2020. In 2019, there were impairments totaling €16m. These relate to units in the UK and units and stayover camps in Australia following the decision to refocus the fleet, bulk sell older non-core units and to stop trading at some low utilisation stayover camps.

•	Share based payments: These are non-cash charges. In 2020, the charge relates to the share based payment plans as set out in note 18. In 2019 the credit principally related to the revaluation of liabilities of cash settled schemes, which are fully vested, offset by charges relating to the Management incentive plan.

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•	Restructuring costs: The Group incurs costs associated with restructuring plans designed to streamline operations and reduce costs.

•	Fees and recharges from TDR: This represents the recharge of travel costs and third party adviser fees incurred by TDR related to the Group.

•	Acquisition and other costs: This includes the professional fees related to acquisitions activities and the cost of integrating acquisitions. In 2019 this included €4m related to the Touax integration, such as costs related to moving units from Touax depots to Algeco depots, the project management office, and implementing new IT systems, professional fees related to acquisitions and the external adviser fees related to a specific project.

5. Acquisitions and disposals

The Group made one acquisition in 2019, six acquisitions in 2020, and one in January 2021. The following table summarises the fair value, as determined by the purchase accounting, of the assets acquired and liabilities assumed at the acquisition dates.

	BUKO €m	Malthus €m	Altempo €m	NET €m	Wexus €m	TSN €m	Advanté €m
Cash	-	3	4	1	-	11	3
Current assets	17	15	9	5	5	12	3
Property, plant and equipment	52	101	5	3	43	85	9
Other long-term assets	1	3	-	-	-	-	-
Intangible assets excluding goodwill	34	16	5	5	32	25	7
Total assets	104	138	23	14	80	133	22
Current liabilities	(16)	(14)	(8)	(1)	(8)	(10)	(3)
Borrowings	-	(73)	-	-	(45)	(82)	-
Other Long-term liabilities	(31)	(22)	(5)	(4)	(8)	(12)	(4)
Net assets acquired	57	29	10	9	19	29	15
Goodwill recognized	39	31	3	2	33	63	8

Acquisition of BUKO

On 31 October 2019, the Group purchased 100% of the share capital of BUKO HV Holding B.V. (“Buko Holding”, and together with its subsidiaries, “Buko Group” or “BUKO”), for an aggregate price of €96m. The main activity of BUKO is the leasing and sale of modular buildings and the provision of related services. The purchase of BUKO was accounted for as a business combination and the assets acquired and liabilities assumed were recorded at fair value. The Group recorded the excess of the €96m cash paid to purchase BUKO over the carrying amount of the net assets acquired as goodwill, amounting to €39m.

In addition to goodwill, intangible assets acquired comprise €25m of customer relationships, which represent the aggregate value of the relationships from existing contracts on future operation, and €9m relating to the Buko brand license agreement. The customer relationship intangible assets will be amortized on a straight-line basis over the estimated useful life from the date of the business combination of 10 years. The useful life is based on a period of expected future cash flow used to measure the fair value of the intangible assets.

The goodwill recognised is attributable to expected revenue synergies generated by the revenue synergies resulting from deployment of the Group’s VAPS 360° on the BUKO fleet, and, to a lesser extent, costs synergies resulting from the consolidation or elimination of certain functions.

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An additional €3m was allocated to goodwill during the year 2020 after the identification of an additional liability of same value in the 12-months revision period from the acquisition date.

BUKO contributed revenue of €8m, Underlying EBITDA of €3m and net profit of €1m to the Group for the months of November and December 2019. If the acquisition had occurred on 1 January 2019 BUKO would have contributed revenue of €58m, Underlying EBITDA of €18m and net profit of €5m to the Group for the year ended 31 December 2019.

Acquisition of Malthus

On 31 January 2020, the Group purchased 100% of the share capital of Malthus Uniteam Holdings A.S. (“Malthus Holding”, and together with its subsidiaries, “Malthus”), for an aggregate estimated price of €60m (NOK 609m), of which €54m (NOK 544m) was paid on the completion date, a further €5m (NOK 51m) was paid based on the completion accounts in May 2020 and an additional consideration of €1m (NOK 14m) was payable after a set of contractually defined criteria was met. The main activity of Malthus is the leasing and sale of modular buildings and the provision of related services. The purchase of Malthus was accounted for as a business combination and the assets acquired and liabilities assumed were recorded at fair value.

The Group recorded the excess of the €60m consideration transferred and liability incurred to purchase Malthus over the carrying amount of the net assets acquired as goodwill, amounting to €31m. In addition to goodwill, intangible assets acquired also comprise customer relationships of €16m, which represent the aggregate value of the relationships from existing contracts on future operation. The customer relationship intangible assets will be amortized on a straight-line basis over the estimated useful life from the date of the business combination of 8 years. The useful life is based on a period of expected future cash flow used to measure the fair value of the intangible assets. The goodwill recognised is attributable to expected revenue increases due to the growing Nordic market.

Malthus contributed revenue of €64m, Underlying EBITDA of €20m and net profit of €1m to the Group for the 11 month period from February 2020. The key financial indicators, if this acquisition had occurred on 1 January 2020, are presented hereafter. The Company incurred approximately €1m of non-recoverable transaction costs associated with the acquisition of Malthus assets that were expensed as incurred. These costs are included in administrative expenses on our consolidated income statement and separately disclosed in note 4.

Acquisition of Wexus

On 29 June 2020, the Group purchased 100% of the share capital of Wexus Group AS (“Wexus Holding”, and together with its subsidiaries, “Wexus Group” or “Wexus”), for a purchase price of €52m (NOK 569m), of which €42m (NOK 460m) has been paid in cash, and €10m (NOK 108m) through the issuance of loan notes. €9m of these loan notes have been used to acquire awards in the Nordics share based payment plan (see note 18).

The main activity of Wexus is the leasing and sale of modular buildings and the provision of related services. The purchase of Wexus was accounted for as a business combination and the assets acquired and liabilities assumed were recorded at fair value. The Group recorded the excess of the €52m paid to purchase Wexus over the carrying amount of the net assets acquired as goodwill, amounting to €33m.

In addition to goodwill, intangible assets acquired comprise customer relationships of €13m, which represent the aggregate value of the relationships from existing contracts on future operation, and the Module Tech brand, valued €19m. The customer relationship intangible assets will be amortized on a straight-line basis over the estimated useful life from the date of the business combination of 8 years. The useful life is based on a period of expected future cash flow used to measure the fair value of the intangible assets.

The goodwill recognised is attributable to expected revenue increases due to the growing Nordic market. Wexus contributed revenue of €8m, Underlying EBITDA of €5m and net loss of €1m to the Group for the six month period from July 2020. The key financial indicators, if this acquisition had occurred on 1 January 2020 are presented hereafter. The Company incurred approximately €2m of non-recoverable transaction costs associated with the acquisition of Wexus assets that were expensed as incurred. These costs are included in administrative expenses on our consolidated income statement and separately disclosed in note 4.

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Acquisition of TSN

On 22 October 2020, the Group purchased 100% of the capital of TS Nordics Holding AB (together with its subsidiaries “TSN Group” or “TSN”), for a purchase price of €92m (SEK 954m), paid in cash.

TSN operates in all Nordic countries: Sweden, Denmark, Finland and Norway. The main activity is the leasing of modules. The purchase of TSN was accounted for as a business combination. The assets acquired and liabilities assumed were recorded at provisional fair value. The estimation of the fair-value of the fleet and liabilities is still under review, on 31 December 2020.

The Group recorded the excess of the €92m (SEK 954m) paid to purchase TSN over the carrying amount of the net assets acquired as goodwill, accounting for €63m. Intangible assets also comprise the customer relationship valued at €25m. It represents the valuation of the future operational excess earnings that can be attributed to existing customers, at the acquisition date as well as continuing contracts. The customer relationship assets will be amortized on a straight-line basis over a period of 9 years.

TSN contributed €7m to the revenue, Underlying EBITDA of €4m and nil to the net income of the group, for the two month period starting in November 2020. The key financial indicators, if this acquisition had occurred on 1 January 2020 are presented hereafter. The Company incurred approximately €1m of non-recoverable transaction costs. These costs are included in administrative expenses on our consolidated income statement and separately disclosed in note 4.

Other Acquisitions

The acquisitions of Altempo in January 2020, NET in February 2020 and Advanté in December 2020 had estimated acquisition prices of €13m, €11m and £20m (€23m), respectively. The percentage of the share capital acquired was 85%, 100% and 100%, respectively. The assets acquired and liabilities assumed were recorded at fair value with goodwill recognised of €3m, €2m and €8m respectively. The valuation is complete for NET and Altempo. The assessment for the fair valuation of the fleet, intangible assets and liabilities is provisional, as at 31 December 2020, for Advanté. The minority interests have been recognised at fair value based on the put redemption value. Both of the first two acquisitions have future payments related to future performance and an estimate of the likely earn-out has been included in the estimated acquisition price.

In the year, Altempo, NET and Advanté contributed €33m, €30m and nil to the revenue, €7m, €3m and nil to the Underlying EBITDA and €1m, €1m and nil to the net income of the group respectively. The full-year revenue, Underlying EBITDA and net income of these three acquired entities are presented in the table below.

Acquisition of Carter

On 19 January 2021, the Group acquired 100% of the capital of Carter Accommodation Group Limited (together with its subsidiaries “Carter”) for consideration and subsequent repayment of debt of €51m.

Carter is a leading player in the temporary accommodation hire business in the UK with a modern and well-invested fleet. The majority of its over 5,000 units have market-leading specifications, including fire and environmental ratings that make them particularly suitable for city locations. Carter has approximately 150 employees. The acquisition of Carter will be accounted for as a business combination and the assets acquired and liabilities assumed were recorded at provisional fair value. The assessment over the fair valuation of the fleet, brand and contingent liabilities is provisional at the date of this report, pending the receipt of further details to adjust our estimates over the valuation of these assets and liabilities.

The difference of €19m paid to acquire Carter over the carrying amount of the net assets acquired has been recorded in 2021 as goodwill amounting to €11m. In addition to goodwill, intangible assets identified in the acquisition accounting comprise customer relationships of €2m, which represent the aggregate value of the relationships from existing contracts on future operations, and the Carter Accommodation Brand, valued at €4m, representing the future costs that would have been incurred if Carter had needed to enter a licensing agreement for the use of a similar brand. Both the customer relationships and the brand assets are amortised on a straight-line basis over a period of 9 and 10 years respectively.

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Acquisitions full-year contributions to key financial indicators

The key financial performance indicators of the acquired businesses during the year if the acquisitions had occurred on 1 January 2020 are presented in the table below. The key financial indicators for Buko and Carter, acquired respectively in October 2019 and January 2021, are also presented below.

	BUKO €m	Malthus €m	Altempo €m	NET €m	Wexus €m	TSN €m	Advanté €m	Carter €m
Revenue	80	70	33	32	18	44	13	22
Underlying EBITDA	23	22	7	3	9	22	6	9
Net Profit	-	1	1	-	1	-	3	1

Disposal of Target Lodging

On 15 March 2019, the Group successfully disposed of Target Lodging, to Target Lodging Holdings Corp. (“Holdco”). The Target Lodging sale triggered a historical earn-out obligation of the wider Modulaire Group (Modulaire Holding S.à r.l., formerly Algeco Holding S.à r.l.). As a result, shares of Target Hospitality with a value of €89m were transferred to the original vendor who had sold Target Lodging to us. The results of the Target Lodging business have been classified as discontinued operations for 2019 in the consolidated financial statements.

The financial performance and cash flow information presented for the period from 1 January 2019 to 15 March 2019 were:

€m
Total revenues	56
Total costs	(32)
Gross profit	24
Selling, general and administrative expense	(6)
Other depreciation and amortisation expense, net	-
Operating income	18
Finance income	1
Income before income tax	19
Income tax expense	-
Net income	19
Net cash inflow from operating activities	24
Net cash outflow from investing activities	(9)
Net cash outflow from financing activities	(12)
Net cash inflow	3

The net gain on the disposal of Target Lodging was:

	$m	€m
Shares of Target Hospitality	257	227
Cash received	563	498
Total disposal consideration	820	725
Carrying amount of Target Lodging on date of disposal – including recycling of currency translation reserves.	(276)	(244)
Transaction fees	(43)	(39)
Income tax expense on gain	-	-
Net Gain on disposal of Target Lodging	501	442

The gain on disposal of €442m and the result for the period of €19m, totaling €461m, are classified as net income from discontinued operations in the consolidated income statement.

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6. Revenue from contracts with customers

Disaggregation of Revenues

Our primary revenue streams are generated by;

•	Modular space leasing and services which comprise

o	Delivering, installing and leasing our fleet of modular and portable storage units and leasing VAPS 360°, such as steps, ramps, furniture, fire extinguishers, air conditioning, wireless internet access points, damage waivers and extended warranties;

o	Remote accommodation services providing remote facility management solutions to customers working in remote environments through turnkey lodging, catering, transportation, security and logistical services; and

•	New and used modular space and portable storage units sales, which can include construction-type contracts primarily located in the UK.

The disaggregation of our revenues by categories we use to evaluate our financial performance within each of our reportable segments is provided below:

	Leasing and services €m	Sales of units €m	Total Revenue €m
Year ended 31 December 2020
France	220	62	282
APAC	127	145	272
UK	112	63	175
Germany	123	28	151
ENSE	187	87	274
Nordics	48	36	84
Eliminations	(1)	(23)	(24)
Group	816	398	1,214
Year ended 31 December 2019 (unaudited)
France	186	65	251
APAC	120	86	206
UK	106	86	192
Germany	118	21	139
ENSE*	147	51	198
Nordics	5	1	6
Elimination	-	(17)	(17)
Group	682	293	975

*ENSE 2019 revenue has been restated to move €6m relating to Sweden and Finland to the Nordics business unit.

For the years ended 31 December 2020 and 2019, included in Leasing and Services revenue is delivery and installation revenue of €180m and €152m respectively. Remote accommodation services, delivery and installation services for sale and lease contracts, and construction contracts revenue is recognised over time. Revenue recognized for these services for the years ended 31 December 2020 and 2019 amounted to €365m and €332m respectively. Sales revenue for new and used units is recognised point in time. Revenue recognised for these sales for the years ended 31 December 2020 and 2019 amounted to €241m and €137m respectively.

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Contract Assets and Contract Liabilities

Accounts receivable are recognised in the period when our right to consideration is unconditional. Accounts receivable are recognised net of an expected credit loss allowance.

The timing of revenue recognition may differ from the timing of invoicing to customers. Contract assets include unbilled amounts from our modular construction projects when revenue recognised under the cost to complete measure of progress exceed the amounts invoiced to our customers, as the amounts cannot yet be billed under the terms of the contract. Such amounts are recoverable from our customers based upon various measures of performance, including achievement of certain milestones, completion of specified units or completion of a contract. We use judgment in assessing the percentage of completion of our construction projects. Our contract assets do not include capitalised costs to obtain and fulfil a contract.

Trade Receivables and Contract assets breaks down as follows:

	2020 €m	2019 €m (unaudited)
Trade receivables	236	186
Contract assets	26	23
Trade receivables and contract assets	262	209

Contract liabilities includes advanced payments from our customers on certain contracts. Contract liabilities decrease as we recognise revenue from the satisfaction of the related performance obligation and are recorded as either current or long-term, depending upon when we expect to recognise such revenue. The contract liabilities are included in deferred revenue and customer deposits in the balance sheet.

Net contract assets consisted of the following:

	2020 €m	2019 €m (unaudited)
Contract assets	26	23
Contract liabilities	(23)	(12)
Net contract assets	3	11

The movements in net contract assets between 31 December 2019 and 31 December 2020 were mostly attributable to our uncompleted modular construction projects. There was no significant impairment of contract assets recognised during the period.

The revenue recognised in the 2020 and 2019 reporting periods that was included in the contract liability balance as at 31 December 2019 and 2018 was €12m and €6m respectively.

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Transaction Price Allocated to Remaining Unsatisfied Performance Obligations

The following table presents the transaction price allocated to remaining unsatisfied performance obligations (“remaining performance obligations”) for each of our reportable segments and their respective percentages of total remaining performance obligations:

	31 December 2020 €m	% of Total	31 December 2019 €m (unaudited)	% of Total
France	34	43%	1	2%
UK	26	32%	34	68%
Germany	1	1%	3	6%
ENSE	-	-	-	-
APAC	15	19%	12	24%
Nordics	4	5%	-	-
Total worldwide operations	80	100%	50	100%

Remaining performance obligations increase with awards of new contracts and decrease as we perform work and recognise revenue on existing contracts. We include a project within our remaining performance obligations at such time the project is awarded and agreement on contract terms has been reached. Our remaining performance obligations include amounts related to contracts for which a fixed price contract value is not assigned when a reasonable estimate of total transaction price can be made.

We believe our reported remaining performance obligations are firm and contract cancellations have not had a material adverse effect on us. The remaining performance obligations are, for the major part, expected to be satisfied within 12 months from 31 December 2020. No significant amount of revenue from performance obligations satisfied in previous years was recognised in 2020.

7. Leases

The consolidated statement of financial position shows the following amounts relating to leases:

	2020 €m	2019 €m (unaudited)
Consolidated right of use assets*
Properties	72	62
Other moveable	21	21
Rental fleet	39	10
Total	132	93

* included in ‘Other property, plant and equipment’ in the balance sheet

Properties relate to depots and offices that the Group leases. Total gross right of use assets additions amounted to €34 m and €29 m for the years ended 31 December 2020 and 2019 respectively. Moveable assets mainly comprise installation equipment such as forklifts, cranes and other vehicles.

	2020 €m	2019 €m (unaudited)
Lease liabilities
Current	30	26
Non-current**	96	88
	126	114

**included in ‘long-term debt’ in the balance sheet.

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The Consolidated Income Statements show the following amounts relating to leases:

	Year ended 31 December
	2020 €m	2019 €m (unaudited)
Depreciation charge of right of use assets	(36)	(30)
Of which properties	(18)	(18)
Of which other moveable assets	(10)	(7)
Of which rental fleet	(8)	(5)

Interest expense	(14)	(15)

The total cash outflow for leases in 2020 was €54m (2019: €42m).

8. Other income and expense items

	Year ended 31 December
	2020 €m	2019 €m (unaudited)
Employee benefit expenses	276	226
Materials used	198	89
Delivery costs	64	54
Depreciation of rental equipment	136	97
Impairments of assets	-	16
Amortisation of tangible assets	41	34
Amortisation of intangible assets	17	5
Other expenses	367	369
Total costs of sale and administrative costs	1,099	890

Auditor fees
	2020 €m	2019 €m (unaudited)
Fee category
Audit fees	3	2
Other fees	-	1
Total	3	3

Employee benefits expenses

	Year ended 31 December
	2020 €m	2019 €m (unaudited)
Wages and social security	249	224
Defined benefit plans	1	1
Defined contributions plans	2	2
Share based payment plans	24	(1)
Employee benefit expenses	276	226

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	2020 Number	2019 Number (unaudited)
Average number of employees
Executive Committee	13	10
Senior Leadership Team	69	73
Employees	4,115	3,420
Total average number of employees	4,197	3,503

The amounts included in the table above exclude Target Lodging.

Defined benefit plans

The Group sponsors various post-employment defined benefit plans in several countries. The largest plans are located in France, Germany, the Netherlands and Australia. The defined benefit plan in France and one of the plans in Germany are unfunded. For these two plans, the Group meets the benefit payment obligation as it falls due. Plan assets are composed of insurance contracts. The following table shows a reconciliation from the opening balances to the closing balances for the net defined benefit liability and its components.

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
	2020	2019	2020	2019	2020	2019
	€m	€m (unaudited)	€m	€m (unaudited)	€m	€m (unaudited)
Balance at January 1	23	21	(3)	(3)	20	18
Current service cost	2	1	-	-	2	1
Included in profit or loss	2	1	-	-	2	1
Remeasurement loss (gain) :
Actuarial loss (gain) arising from financial assumptions	-	2	-	-	-	2
Included in OCI	-	2			-	2
Benefits paid	(1)	(1)	-	-	(1)	(1)
Payments	(1)	(1)	-	-	(1)	(1)
Reclassification	2	-	-	-	2	-
Business combination	1	-	(1)	-	-	-
Balance at December 31	27	23	(4)	(3)	23	20

Principal actuarial assumptions:

	2020	2019 (unaudited)
Discount rate
France	0.50%	0.75%
Germany	0.56%	0.82%
Future salary growth
France - executive and supervisors	2%	2%
France – other employees	1.50%	1.50%
Germany	2%	2%
Rate of pension increase
Germany	2%	2%

Defined contribution plan

The Group sponsors defined contribution plans. The principal plans are located in France, the UK and Finland.

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9. Finance income and expenses

	Year ended 31 December
	2020 €m	2019 €m (unaudited)
Finance income	-	-
Finance expense
Interest and finance charges	(151)	(123)
Loss on valuation of shares in Target Hospitality	(50)	(67)
Deferred financing cost amortisation	(18)	(15)
Finance expenses	(219)	(205)
Realised and unrealised exchange gains	70	15

10. Income Taxes

The Group’s tax credit (expense) comprises:

	Year ended 31 December
	2020 €m	2019 €m (unaudited)
Luxembourg tax	-	-
Foreign tax
Current tax expense	(18)	(16)
Current tax expense – prior year	(3)	(1)
Deferred tax credit (expense)	15	(5)
Deferred tax credit – prior year	1	1
Total income tax expense	(5)	(21)

Tax related to discontinuing operations is included in the figures set out in Note 5.

Reconciliation of corporate income taxes

The principal differences between the total income tax expense shown above and the amount calculated by applying the Luxembourg corporate income tax rate (2020: 24.94%, 2019: 24.94%) to the loss before taxation are as follows:

	Year ended 31 December
	2020 €m	2019 €m (unaudited)
Loss before corporate income tax from continuing operations	(34)	(105)

Income tax credit at Luxembourg tax rate	8	26
Effect of tax rates in foreign jurisdictions	-	(3)
Items attracting no tax relief or liability	(15)	(21)
Impact of change in tax rates	-	-
Other adjustments	(3)	(4)
Prior year adjustments	(2)	-
Movement on un-recognised deferred tax	7	(19)
Total corporate income tax expense	(5)	(21)

Items attracting no tax relief or liability primarily consist of non-deductible financing expenses. The movement on unrecognised deferred tax principally relates to tax losses in the year for which future taxable profits are not considered probable. In the current year, this is more than offset by the recognition of deferred tax assets for which taxable profit forecasts are now considered sufficiently certain, including territories where these are supported by acquisitions made in the period.

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Deferred tax

Movements on deferred tax balances

Deferred tax balances recognised by the Group and the movements thereon during the accounting period were as follows:

	Accelerated tax depreciation €m	Intangibles €m	Other temporary differences €m	Tax losses €m	Total €m
Balance at 1 January 2019 (unaudited)	(57)	(27)	1	25	(58)
Reclassification	-	3	(3)	-	-
(Charged)/credited to income statement	(4)	-	(6)	6	(4)
Acquisitions	-	(10)	-	-	(10)
Balance at 31 December 2019 (unaudited)	(61)	(34)	(8)	31	(72)
(Charged)/credited to income statement	(9)	1	9	15	16
Acquisitions	(6)	(22)	-	-	(28)
Balance at 31 December 2020	(76)	(55)	1	46	(84)

Deferred tax comprises the following balances:

	31 December
	2020 €m	2019 €m (unaudited)
Deferred tax assets	5	-
Deferred tax liabilities	(89)	(72)

The amount of deferred tax recognised in Other Comprehensive Income for the accounting period ended 31 December 2020 and prior periods is insignificant.

Unrecognised deferred tax assets and liabilities

At 31 December 2020, the Group had approximately €797m (2019: €907m) of unused tax losses available for offset against future taxable profits. A deferred tax asset of €46m (2019: €31m) has been recognised in respect of these unused tax losses as there is more certainty regarding the availability of future taxable profits. No deferred tax asset has been recognised in respect of the remaining tax losses either due to the losses being capital in nature or, for trading losses, there being a lack of certainty regarding the availability of future taxable profits. The unrecognised tax losses may be carried forward indefinitely. The unrecognised deferred tax asset is €147m (2019: €176m) and is mainly attributable to tax losses arising in Australia, France, Netherlands, Spain and the UK.

In addition, the Group has unrecognised deferred tax assets in respect of accelerated tax depreciation and other temporary differences of €18m (2019: €19m) and €26m (2019: €25m) respectively at 31 December 2020.

The foreign subsidiaries of Modulaire Investments 2 S.à r.l. have undistributed earnings of approximately €334m (2019: €275m). A deferred tax liability of €1m (2019: €nil) has been recognised in respect of the amount expected to be distributed in the foreseeable future. The group is able to control the timing of distributions and is not expected to distribute the remaining profits in the foreseeable future.

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11. Rental equipment

The changes in the cost and depreciation for rental equipment were as follows:

	2020 €m	2019 €m (unaudited)
Cost
Balance at January 1	1,827	1,712
Additions	172	124
Disposals	(45)	(64)
Reclassification	-	(2)
Effect of movements in foreign exchange rates	(24)	19
Business combination	217	38
Balance at December 31	2,147	1,827
Depreciation and impairment losses
Balance at January 1	(951)	(890)
Depreciation on continuing operations	(136)	(97)
Impairment of assets	-	(16)
Reclassification	-	2
Disposals	35	59
Effect of movements in foreign exchange rates	16	(9)
Business combination	-	-
Balance at December 31	(1,036)	(951)
Carrying amounts
At January 1	876	822
At 31 December	1,111	876

12. Other property, plant and equipment

The changes in cost, depreciation and impairment losses for other property, plant and equipment were as follows:

	Land and buildings €m	Plant and other equipment €m	Total €m
Cost
Balance at 1 January 2019 (unaudited)	256	108	364
Additions	16	15	31
Disposals	(30)	(20)	(50)
Effect of movements in foreign exchange rates	4	2	6
Business combination	12	2	14
Balance at 31 December 2019 (unaudited)	258	107	365
Additions	26	16	42
Disposals	(13)	(4)	(17)
Effect of movements in foreign exchange rates	(3)	(1)	(4)
Business combination	22	7	29
Balance at 31 December 2020	290	125	415

Depreciation
Balance at 1 January 2019 (unaudited)	(123)	(75)	(198)
Depreciation on continuing operations	(22)	(12)	(34)
Disposals	14	14	28
Effect of movements in foreign exchange rates	(3)	-	(3)
Balance at 31 December 2019 (unaudited)	(134)	(73)	(207)
Depreciation on continuing operations	(25)	(15)	(40)
Disposals	6	1	7
Effect of movements in foreign exchange rates	2	1	3
Balance at 31 December 2020	(151)	(86)	(237)
Carrying amounts
At 31 December 2019 (unaudited)	124	34	158
At 31 December 2020	139	39	178

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13. Goodwill and other intangible assets

The changes in the carrying amount of goodwill and other intangible assets were as follows:

		Customer	Trade	Software and other intangible
	Goodwill	relationships	names	assets	Total
	€m	€m	€m	€m	€m
Cost
Balance at 1 January 2019 (unaudited)	660	48	90	32	830
Additions	-	-	-	5	5
Disposals	-	-	-	(2)	(2)
Effect of movements in foreign exchange	14	-	1	-	15
Business combination	36	25	-	9	70
Balance at 31 December 2019 (unaudited)	710	73	91	44	918
Additions	-	-	-	2	2
Disposals	-	-	-	-	-
Effect of movements in foreign exchange	(10)	1	1	-	(8)
Business combination	143	68	21	1	233
Balance at 31 December 2020	843	142	113	47	1,145
Accumulated amortisation
Balance at 1 January 2019 (unaudited)	(398)	(34)	-	(21)	(453)
Amortisation charge for the year	-	(1)	-	(4)	(5)
Disposals	-	-	-	2	2
Effect of movements in foreign exchange	(10)	(1)	-	-	11
Balance at 31 December 2019 (unaudited)	(408)	(36)	-	(23)	(467)
Amortization charge for the year	-	(9)	(1)	(8)	(18)
Disposals	-	-	-	-	-
Effect of movements in foreign exchange	7	-	-	-	7
Business combination	-	-	-	-	-
Balance at 31 December 2020	(401)	(45)	(1)	(31)	(478)
Carrying amounts
At 31 December 2019 (unaudited)	302	37	91	21	451
At 31 December 2020	442	97	112	16	667

The amortisation charge for the year 2019 with respect to the Target Lodging business was €1m, which is classified within net income from discontinued operations.

Apart from goodwill, the Algeco, Elliott and Ausco trade names are the only intangible assets with indefinite useful lives. The main intangible assets with definite useful lives as at 31 December 2020 are the customer relationships which arose from business combinations, the Module Tech and Oasis brands which were assigned a definite useful life and software for use across the Group. The amortisation expense of the intangible assets with definite useful lives is presented on the line “Administrative expense” in the financial statements.

Impairment test for goodwill and indefinite useful life intangible assets

Goodwill is monitored by management for groups of CGUs. Goodwill is allocated to the following CGUs:

-	France Business Unit
-	United Kingdom Business Unit
-	Germany Business Unit, which includes Germany, Switzerland, Austria and Slovenia
-	APAC Business Unit, comprising Australia, New Zealand and China
-	Northern Europe Business Unit, which includes Benelux
-	Southern Europe Business Unit
-	Eastern Europe Business Unit
-	Nordics Business Unit, comprising Norway, Sweden, Finland, Denmark and Estonia

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These CGUs represent the lowest level within the entity at which management monitors goodwill for internal purposes.

A summary of the carrying amount of goodwill and trade names allocated to the significant groups of CGUs is presented below:

	31 December
	2020 €m	2019 €m (unaudited)
Carrying Amount of goodwill
France	102	100
Germany	54	54
UK	37	31
APAC	71	68
EE	8	8
SE	1	2
NE	42	39
Nordics	127	-
Total	442	302
Carrying Amount of tradenames with indefinite lives
Elliott – UK	11	10
Ausco - APAC	14	13
Algeco*	68	68
Total	93	91

*the Algeco trade name is allocated to the following CGUs: France, Germany, Northern, Southern, and Eastern Europe.

In 2020 and 2019, the recoverable values of all CGU groups were calculated using value in use, which requires the use of assumptions.

Value in use key assumptions

The calculation of value in use is most sensitive to the following assumptions:

•	Projected financial information: The calculations use cash flow projections based on financial budgets approved by the Board for 2021 extended to cover a five-year period.

•	Discount rate: Weighted Average Cost of Capital (“WACCs”) computed for the CGU using publicly available information as of the Valuation Date. The WACC estimates the required return of a CGU using market data as of the Valuation Date and is representative of a market participant’s required return. Separate WACCs were estimated for the CGUs given their differing geographic locations and risk profiles. The headroom is sufficiently large that a post-tax WACC is used as a discount rate in the impairment testing to discount post-tax cash flows. The post-tax WACCs used range from 5.9%- 9.5% (2019: 5.1% - 7.9%).

•	Terminal value: the Gordon Growth Model for the terminal value calculation for all of the CGU is applied. In applying the Gordon Growth Model, the cash flow in the last year of the discrete projection period is increased by the expected long-term growth rate (“LTGR”) and then capitalised in perpetuity at a capitalization rate. The capitalisation rate is determined by subtracting the expected long-term growth rate from the discount rate. The LTGR is determined with consideration for publicly available expected growth information by lines of business and geographical zone, and long-term inflation. The LTGRs used range from 1.5% to 2.4% (2019: 1.7% - 2.2%).

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	2020		2019 (unaudited)
	WACC	LTGR	WACC	LTGR
Detailed assumptions used:
France	7,1	1.5	6.0	1.9
Germany	5,9	2.0	5.1	2.2
UK	7,8	2.0	6.8	2.0
APAC	7,6	2.0	7.6	2.1
EE	8,7	2.4	7.9	2.2
SE	9,5	1.6	7.8	1.7
NE	6,3	1.7	5.8	2.0
Nordics	6,8	1.9	-	-

Management believes these values reflect past experiences and are consistent with external sources of information. The impairment reviews undertaken demonstrated headroom exists in all CGUs. The only business unit where the headroom is such that a reasonably possible change in assumptions may result in impairment is the UK. In the UK, the performance in 2020 was impacted by COVID-19. The discount rate could increase by 17% and the long-term growth rate reduce by 65% before there would be an impairment in the UK.

14. Financial assets and liabilities

The Group holds the following financial instruments:	31 December
	2020 €m	2019 €m (unaudited)
Financial assets
Trade receivables	262	209
Loans and receivables	5	4
Cash and cash equivalent	291	199
At amortised cost	558	412
Shares in Target Hospitality	20	70
Currency derivatives held for hedging	-	6
Current financial assets	578	488
Non-current loans & receivables at amortised cost	170	262
Currency derivatives held for hedging	-	52
Non-current financial assets	170	314

The shares held in Target Hospitality are classified as current financial assets and are fair valued through the incomes statement at each balance sheet date. At 31 December 2020, the value based on the share price of $1.58 was €20m. The change in valuation, recorded within net finance expense, was a loss of €50m. The non-current loans and receivables at amortised cost relate to the loans to Modulaire Investments 1 S.à r.l. and Modulaire Holdings S.à r.l., as set out in note 22.

Financial liabilities
Trade and other payables	318	242
Third party loans and borrowing	120	53
Accrued interest	45	43
Customer deposits	14	13
At amortised cost	497	351
Current financial liabilities	497	351

Third party loans and borrowing	1,949	1,715
Customer deposits	-	1
At amortised cost	1,949	1,716
Non-current financial liabilities	1,949	1,716

The Group’s exposure to various risks associated with the financial instruments is discussed in note 19. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

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Trade and other receivables

Information about the impairment of trade and other third party receivables and the Group’s exposure to credit risk can be found in note 19 to the consolidated financial statements.

	31 December
	2020 €m	2019 €m (unaudited)
Payables and accrued expenses
Trade payables	127	95
Other payables	94	66
Current provisions	14	15
Accrued expenses	83	66
Trade payables and accrued expenses	318	242
Loans and receivables at amortised costs
Finance lease receivables	5	9
Related party loans and receivables	146	246
Other receivables	19	7
Loans and receivables at amortised cost	170	262
Other non-current assets
Finance lease receivables	5	9
Deposits	4	3
Loans and receivables	161	251
Derivatives	-	52
Other	-	(1)
Other non-current assets	170	314
Other non-current liabilities
Employee benefits	23	22
Provisions	18	17
Accrued payables	27	8
Other non-current liabilities	68	47

The decrease in related party loans and receivables relates to repayment of €105m of loans, of which €103m relating to Modulaire Investment 1 S.à r.l. as set out in note 22.

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Borrowings

The carrying value of debt consisted of the following:

		31 December, 2020
	Interest rates	Total €m	Current €m	Non-current €m
Borrowings
Senior secured fixed rate notes - €	6,50%	675	-	675
Senior secured fixed rate notes - USD	8%	418	-	418
Senior secured floating rate notes - €	Varies	187	-	187
Senior unsecured notes - USD	10%	245	-	245
Additional Senior secured fixed rates notes – EUR	6,5%	164	-	164
ABL facility – GBP	Varies	49	-	49
ABL facility – AUD	Varies	24	-	24
Related party debt		9	-	9
Lease liability		126	30	96
Bank loan		142	60	82
Other debt		30	30	-
Total borrowings, gross		2,069	120	1,949
Currency derivatives		-	-	-
Total borrowings, net		2,069	120	1,949

		31 December 2019 (unaudited)
	Interest rates	Total €m	Current €m	Non-current €m
Borrowings
Senior secured fixed rate notes - €	6.50%	668	-	668
Senior secured fixed rate notes - USD	8.00%	453	-	453
Senior secured floating rate notes - €	Varies	185	-	185
Senior unsecured notes - USD	10.00%	266	-	266
ABL facility – GBP	Varies	36	-	36
ABL facility – AUD	Varies	16	-	16
Related party debt		3	-	3
Lease liability		114	26	88
Other debt		27	27	-
Total borrowings, gross		1,768	53	1,715
Currency derivatives		(58)	(6)	(52)
Total borrowings, net		1,710	47	1,663

The aggregate annual principal maturities of these loans and borrowings for each of the next five years are detailed in Note 19. Borrowings are presented at their relative carrying values, net of deferred financing fees. Deferred financing fees are summarised below:

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	31 December
	2020 €m	2019 €m (unaudited)
Deferred fees - Senior Notes	34	37
Deferred fees – ABL	2	3
Total	36	40

The fair value of outstanding borrowings corresponds to the relative carrying values, plus the amount of the outstanding deferred financing fees. The fair value of borrowings are as follows:

	31 December
	2020 €m	2019 €m (unaudited)
Senior Notes	1,723	1,609
ABL	75	55
Other financing	307	144
Accrued interest	45	43
Borrowings fair value	2,150	1,851

Senior Secured Notes, Senior Notes

On February 15, 2018, certain subsidiaries of the Group closed notes offerings (the “Initial Notes Offering”) and issued €600,000,000 6.5% Senior Secured Fixed Rate Notes due 2023, $520,000,000 8% Senior Secured Fixed Rate Notes due 2023, €150,000,000 Senior Secured Floating Rate Notes due 2023 (together, the “Senior Secured Notes”), and $305,000,000 10% Senior Notes due 2023 (the “Senior Notes” and, together with the Senior Secured Notes, the “Notes”).

The Initial Notes Offering formed part of a comprehensive refinancing of the Group’s capital structure (the “Refinancing”). The Refinancing additionally included a new $400m syndicated senior secured asset-based credit facility (the “ABL Revolver” – see below). The proceeds of the Initial Notes Offering and equity issuance were used to redeem the prior senior secured notes and prior senior unsecured notes, to refinance the prior ABL Revolver and to pay for certain costs, fees and expenses.

In December 2018 the Group issued €125m additional Senior Secured Notes. €85m is fungible with the 6.5% senior secured fixed rate notes due 2023 and €40m is fungible with the Senior Secured Floating Rate Notes due 2023.

On 10 July 2020 we issued €175m of additional 6.5% Senior Secured Notes due 2023, receiving net cash of €168m after original issue discount and advisor fees and including pre-funded interest. The terms of these notes are identical to those of our existing 6.5% Senior Secured Notes due 2023, except that the new notes are traded separately under different ISINs and common codes. There was no derecognition of the existing debt.

ABL Revolver

Certain subsidiaries of the Group maintain the syndicated senior secured asset-based credit facility (the “ABL Revolver”). Certain of the Group’s subsidiaries in the UK, Australia and New Zealand are borrowers (the “Borrowers”). During the year 2020, the ABL Revolver provided a maximum availability equivalent to $255m and is secured by a first lien on substantially all assets held by the borrowers and any other obligors under the ABL Revolver located in the UK, Australia and New Zealand.

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The amount which the subsidiaries of the Group can borrow is based on a defined formula of available assets, principally certain receivables, inventory and rental equipment calculated monthly and is secured by a first lien on substantially all assets held by the Borrowers and any other obligors under the ABL Revolver located in the US, the UK, Australia and New Zealand. At December 31, 2020, available capacity under the ABL Revolver was $93m (€76m). Borrowings under the ABL Revolver bear interest payable on the first day of each quarter for the preceding quarter at a variable rate based on LIBOR or another applicable regional bank rate plus a margin. The margins vary based on the amount of average daily excess availability under the ABL Revolver with the margins increasing as the average daily excess availability decreases. The margin on base rate loans ranges from 1.5% to 2.0%. The margin on LIBOR, or similar, loans ranges from 2.5% to 3.0%. The ABL Revolver requires the payment of an annual commitment fee on the unused available borrowings of between 0.375% and 0.5% per annum.

The ABL Revolver includes certain financial covenants, requiring that the obligors under the ABL Revolver maintain a minimum fixed charge coverage ratio and a maximum total net leverage ratio, each calculated on a consolidated basis if, on the last day of the month immediately preceding fiscal quarter, excess availability was below a certain amount. None of the covenants were breached in the year or to the date of these consolidated financial statements.

Subject to available borrowing capacity, the ABL Revolver includes an aggregate letter of credit sublimit of $40m. Letters of credit and bank guarantees carry fees equal to the applicable margin and reduce the amount of available borrowings. At 31 December 2020, subsidiaries of the Group had issued letters of credit under the ABL Revolver in the amount of €14m.

In February 2021, the Group acceded both Advanté and Carter to the ABL Revolver. Both Advanté and Carter will be able to draw on the ABL Revolver using a defined formula of available assets, principally certain receivables, inventory and rental equipment, calculated monthly and secured by substantially all of the assets of both Advanté and Carter.

Other debt

At 31 December 2020 and 31 December 2019, other debt is mainly comprised of accounts receivable factoring agreements of €23m and €24m, respectively, and third-party debt associated with the Group’s subsidiaries that are not guarantors under the New Senior Secured Notes and the New Senior Notes of €8m and €4m respectively.

France Factoring agreement

The Group has two accounts receivable factoring agreements in France. The terms of the agreements provide that the Group can assign up to approximately €32m of accounts receivable in exchange for cash, less a reserve fund, which is controlled by the counterparty. The reserve fund is either 8 or 12 percent of the transferred accounts receivables and serves to cover accounts receivable transferred that are uncollectible due to claims, invoicing errors, and advance payments. The full right of payment for each of the receivables is transferred. The Group incurs an annual commission expense of 0.14 percent of the receivables exchanged, which can be adjusted annually based on the actual amounts assumed by the counterparty.

As the terms and conditions of the factoring agreements and the specific nature of the accounts receivables transferred preclude de-recognition from the Group’s consolidated balance sheets, the agreement is treated as a secured financing.

Supplier financing agreement

Modulaire Group entered four short-term credit agreements in 2020 to finance yearly insurance premium payments. The outstanding balance at year end is €1m.

Bank loans

French state guaranteed loan

In response to the COVID-19 pandemic and to facilitate the granting of new loans by banks to French companies affected by this crisis’ consequences, the French government has put in place loans guaranteed by the French State. Algeco France entered into several such French State guaranteed loans (Prêts garantis par l’Etat) in an aggregate principal amount of €30,000,000 (the “PGE Loans”) with a maturity of one year. In 2021, the Initial Maturity Date has been extended until 30 June 2022. The French State Guaranteed Loans include customary events of default which may trigger mandatory repayment of the PGE Loans including in the event of a change of control. The PGE Loans are 90% guaranteed by the French State. These loans have been recognised at fair value, as non-current liabilities.

Nordics

At 31 December 2020, the Group has 2 Nordics bank facilities. Firstly, a NOK 425m revolving credit facility, a NOK 150m leasing facility, a NOK 75M overdraft facility, and a NOK 23m amortising term loan, with the total facility repayable in December 2021. Secondly a SEK 270M amortizing term loan, a DKK 164M amortizing term loan, a SEK 125M capex facility, and a SEK 65M revolving credit facility, with the total facility repayable in February 2023.

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Related party debt and financing obligations

On 24 October 2017, the Group entered into an agreement with Ilke Homes, a legal entity controlled by TDR. Under this agreement, the Group has sold modular prototypes and provided transitional services on these assets to Ilke Homes. The balance due of €3m remains outstanding and is receivable in 2024.

Leases and other financing obligations

The Group’s leases primarily relate to real estate, equipment and vehicles and have interest rates ranging from 1.0% to 20.7%.

15. Other current assets

Inventory and other current assets at the end of each year included the following:

	31 December
	2020 €m	2019 €m (unaudited)
Raw materials and consumables	30	23
Work in progress	19	12
Finished goods	13	7
Inventory	62	42
Prepaid expenses	20	15
Other indirect tax assets	3	1
Other current assets	4	14
Total prepaid and other assets	27	30

There were not significant amounts of inventories recognised as an expense in the year and no reversals of amounts expensed in previous years.

16. Provisions

	31 December
	2020 €m	2019 €m (unaudited)
Balance at 1 January	32	36
Business combinations impact	7	7
Provisions made during the period	3	17
Provisions used during the period	(7)	(16)
Provisions reversed during the period	(2)	(12)
Reclassification	(1)	-
Balance at 31 December	32	32
Current	14	15
Non-Current	18	17
By nature
Legal and indirect tax	9	7
Warranty	6	6
Restructuring	1	6
Restoration and dilapidation provisions	16	13
Total	32	32

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Legal and indirect tax

The Group is involved in various lawsuits and claims arising in the ordinary course of its business. The Group assesses these matters on a case-by-case basis and provisions are recorded for the matters in which the future payment by the Group is probable and can be measured reliably.

Income Tax provision

The Group has recognised provisions in relation to uncertain tax positions relating to income taxes of €12m at 31 December 2020 (2019: €12m). The provisions are included in the “current tax payable” in the consolidated balance sheets.

Warranty

The provision for warranties relates mainly to the modular space units sold. The types of warranties offered generally range from one year to limited lifetime, while certain products carry no warranty. The provision is based on estimates made from historical warranty data associated with similar products and services.

Restructuring

Restructuring provisions principally include provisions relating to several restructuring plans in the Group – see note 4 for description of the main restructuring plans. The restructuring provisions mainly comprise employee termination benefits, contract termination and other associated costs. The Group recognises restructuring provisions when a detailed formal plan of the restructuring has been set-out, and there is a valid expectation in those affected, that the Group will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it.

Restoration and dilapidation provisions

These are provisions for the restoration of stayover sites to the meet return conditions specified in the leases and dilapidations provisions related to lease properties.

17. Capital and reserves

Ordinary shares and share premium

The Company has 1,100,000 ordinary shares issued and outstanding. Each share has the same voting and dividend rights as provided in the Company’s bylaws. The capital is fully paid-up.

The par value of these shares is €1. No dividend has been paid since the Company has been incorporated. No dividend has been proposed or declared before the consolidated financial statements were authorised for issue.

	Number of shares	Share capital	Share Premium	Total
Incorporation of the Company	1,100,000	-	-	-
Balance at 31 December 2019 (unaudited)	1,100,000	1	605	606

Balance at 31 December 2020	1,100,000	1	605	606

Legal reserve

Under Luxembourg law, 5% of the net profit of the Company for the year must be allocated to a legal reserve until such reserve equals 10% of the issued share capital. This reserve is not available for distribution. The legal reserve is nil in 2019 and 2020.

18. Share based payment plans

The Management Incentive Plan

On 14 December 2018 (the “Issue Date”) certain employees of the Group acquired a number of shares (the “MIP Shares”) in Modulaire Global S.à r.l. through an investment vehicle Modulaire Management Nominee Limited, a wholly owned company of Modulaire Holding S.à r.l., as part of the Management Incentive Plan (the “MIP”). 6,980,000 new MIP Shares (2019: 4,050,000) were issued in 2020 for consideration of €7m (2019: €4m) of which €6m (2019: €3m) was loaned to participants by a subsidiary of the Group.

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Movements of awards granted under MIP

December 31,
2020 Awards millions
Balance outstanding as at January 1,	7
Granted	7
Forfeited	-
Balance outstanding as at December 31,	14

The holders of MIP Shares are entitled to a return on an exit event based on a multiple of their initial investment plus any further amounts invested (the “MIP Entitlement”) determined based on the multiple of money received by TDR on an exit event. The MIP is equity-settled and the shares vest over the period to an exit event. The fair value calculated at December 2020 is €47m using a Monte Carlo simulation. The key assumptions in the valuation are; an average multiple of 10.5, an expected time to exit of 1 year (2019: 3 years), volatility of 35%, a dividend yield of nil and a nil risk-free discount rate. The time to exit has decreased due to market conditions and a strong performance of the Group in 2020. The charge recorded in 2020 and 2019 is €21m and €4m respectively.

The Nordic Incentive Plan

On 22 December 2020, certain employees in the Nordic countries reinvested, part of a loan granted by them to the Group (which is part of the consideration for the acquisition of Wexus, see note 5), in the shares of the subsidiary Algeco Nordics AS (the “Reinvestment”). On the same date, a number of employees from other entities in the Nordics CGU acquired part of the equity of the same subsidiary (the “Nordic Roll-up").

The holders of the Nordic MIP shares are entitled to the payment of an amount per share (“The Exit Sale Price”) calculated on the basis of the Nordic Group value, using the multiple and equity bridge methodology. This value is multiplied by a contractually defined figure, on the basis of the EBITDA reached by the Nordic Group upon exit.

The most likely Exit Event, for the Nordic Group, being the disposal of Modulaire Investment 2 S.à r.l and its subsidiaries by TDR, the valuation has been performed using the same assumptions as the LTIP especially regarding: Enterprise value, time to exit: 1.0y, valuation multiple: 10,5x, expected volatility: 25%, expected dividend yield: 0,0% and risk-free rate: 0,0%.

The vesting period starts for each participant on the date the Group acquired the parent entity of their employer company, Malthus Uniteam Holding AS (31 January 2020), Wexus Group AS (29 June 2020) and TS Nordics Holding AB (22 October 2020). It ends on the forecasted Exit Date: 1 January 2022. It starts on the same date as the first acquisition for other employees of the Group: 31 January 2020.

Algeco Nordics AS issued 1,072,474 shares, for consideration of €10m (NOK 108m) out of which €1m (NOK 11m) was loaned to participants by a subsidiary of the Group. This loan is a non-recourse loan which is considered, together with the related shares acquired, as an option under IFRS 2.

The charge recorded for the Nordic Incentive Plan, in 2020, is €3m (NOK 30m).

The Long Term Management incentive plan

A legal entity outside of the Group maintains a long-term benefit plan for management, the Long Term Incentive Plan (the “LTIP”) which has been supplemented by another plan, the Long Term Cash Incentive Plan (the “LTCIP”). These two plans (together, the “Plans”) are closely inter-related and include participants who are employees or former employees of the Group.

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The Long Term Incentive Plan (“LTIP”)

•	Conditions

Modulaire Holding S.à r.l implemented the LTIP in October 2010. The participants received shares of Algeco Management S.C.A. (“AM”), a subsidiary of Modulaire Holding S.à r.l. This entity is not a subsidiary of the Company.

The LTIP comprises B, C, D and E shares:

-	participants in the LTIP include participants in a previous plan who exchanged shares for B and/or D shares;

-	new participants received C or E shares.

The LTIP plan qualifies as an equity settle share based plan under IFRS 2.

Participants in the LTIP are entitled to a pay-out, the amount of which depends on the Enterprise Value (“EV”) of the Modulaire Holding S.à r.l, Group at a sale (of all equity securities or substantially all assets), listing or liquidation (“Exit”), as defined in the Subscription and Shareholders Deed (“Shareholder Agreement”). The pay-out upon Exit is payable in either cash or shares depending on the level of EV. The Group management has concluded that the most likely pay-out will be in cash by an entity outside the Group.

•	Enterprise value (“EV”)

The EV is based on the total implied equity of the Group at the measurement date determined by the fair value less cost to sell.

•	Awards vesting

The fair values of the share-based payment awards as at the grant date were determined using a Monte Carlo simulation (a Level 3 technique) to estimate the EV upon an Exit and therefore the amount of the pay-out. Key assumptions in the determination of the fair value of the awards at each measurement date are the EV at measurement date, the annual risk free rate, the expected volatility, and the dividend yield.

Participants with B shares vested in their benefit over three years beginning 1 January 2010 and were fully vested at 31 December 2012. Joiners who have C shares or E shares vest over four years beginning 1 January 2010 or from the date of employment or promotion, whichever is later. Class D shares issued to former employees had no vesting conditions and so these provisions do not apply to such shares. Class D shares issued to current employees have two components: a non-compensatory component (equivalent to the shares issued to the former employees) not subject to vesting, and a compensatory component (represented by the higher pay-out amount if still employed at the Exit Event) subject to a performance condition. The compensatory component is forfeited if the employee leaves prior to the Exit. B, C, D and E awards fully vest at Exit (accelerated vesting if exit occurs before vesting).

Other than the pay-out, holders of AM shares have no rights and all AM shares are cancelled upon pay-out. At each reporting date, the estimated fair value of the awards is determined. Expense for the period is comprised of the amortisation of the initial expense for the current period vesting and adjustments to previously recorded expense for changes in the estimate of the fair value of the award. The estimate of the fair value of the awards is updated at each reporting date until pay-out. Changes in the estimate of the fair value will result in changes to the cumulative expense recognised subsequent to the vesting dates.

Long term compensation plan (“LTCIP”)

In June 2014, Modulaire Global S.à r.l., which is not a subsidiary of the Company, implemented a Long Term Cash Incentive Plan for active employees who participate in the LTIP and include participants who are employees or former employees of the Group. The LTCIP is a cash award plan with annual contributions to a bonus pool based on the annual performance of Modulaire Global S.à r.l. and is payable, in certain circumstances, on an Exit which, for purposes of the LTCIP does not include a liquidation. The amount of the annual pool of the LTCIP is established based upon recommendation of the Remuneration Committee of the Group. The final LTCIP annual pool was established in 2015.

Awards vest gradually over a four-year period beginning with the effective date of their award being 1 January 2012 or their hire date, whichever is later, and fully vest upon an Exit (accelerated vesting if Exit occurs before vesting). At an Exit, a participant will receive the higher of the award under the LTIP or the LTCIP. Payment will be made under the LTIP first with any additional amount, if applicable, paid from LTCIP. Any amounts payable under the LTCIP are payable in cash. Therefore, the LTIP and LTCIP have been valued jointly, under the valuation assumptions described in the “LTIP” section above.

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The Plans fair value measurement

Fair value of the awards under the Plans, using the Monte Carlo simulation were calculated using a range of key assumptions as follows:

	31 December
	2020		2019 (unaudited)
Averaged multiple	10,5	x	10.8	x
Expected time to Exit	1.0	y	3.0	y
Expected volatility	25%		35%
Expected dividend yield	0.0%		0.0%
Risk free rate (€)	0.0%		0.0%

Expected volatility was determined by reference to the historical volatility of a comparable peer group. Expected time to Exit is management’s estimate of time to exit at each measurement date.

Expenses and liabilities recognised under the Plans

Under the terms and conditions of the Plans, the settlement of the LTIP is the legal obligation of AM, a legal entity which is not controlled by the Group. However, the Settlement of the LTCIP is the legal obligation of the participants’ employers, which are all legal entities included in the consolidated perimeter of the Group. As a result, the liabilities which are recognised in the Group’s Consolidated Balance Sheets only reflect the commitment of the Group incidental to the LTCIP. The incremental LTCIP liability borne by the Group is then the total liability due to the participants under the combined terms of the Plans, deducted from the amount due to the participants under the terms of the LTIP (the “Incremental LTCIP liability”). The LTCIP liability relates to fully vested instruments.

The movement in the Incremental LTCIP Liability is as follows:

	31 December
	2020 €m	2019 €m (unaudited)
Balance outstanding as at January 1,	1	5
Movement in the year	-	(4)
Balance outstanding as at December 31,	1	1

The Ausco Share Plan

Ausco maintains a Management Share Plan (the “Ausco Share Plan”) where a subsidiary of Ausco issues management shares to various members of Ausco management. Employees are required to pay the allotted issue price, either by cash, or by a non-recourse note in order to participate in the plan.

The plan was implemented in 2011, vested over 4 years and is equity settled. The terms and conditions relating to this issue were as follows:

Issue price

The total issue price for the grants outstanding under the Ausco Share Plan as of 31 December 2020 was €1m. Employees were required to pay the allotted issue price, either by cash, or by financial assistance provided by Ausco Pty in order to participate in the plan. On inception, Ausco Pty recognised €1m as a share based liability out of the initial grant for awards under the scheme not expected to vest. Issuance of shares has been deemed to be issued at a discount to fair value. An independent valuation of these shares indicated a fair value of AUD 1.25 each compared to an issue price of AUD 1 each. Over the duration of the vesting period, the equity value was incrementally adjusted based upon a combination of factors including the portion of vesting and expected forfeiture for services.

Exit event and conversion

Management shares issued under the plan were 1,692,500 at 31 December 2020, 2019 and 2018. Management shares were subject to time-vesting, which relates to the period that the employees are employed by Ausco from issuance. 25% of the total management shares vested on the first year of issuance with the remaining shares vesting 1/36th each month for the next 3 years or until an exit event occurs. An exit event is deemed to be a sale of the business by the ultimate parent entity, either by trade sale or initial public offering. Conversion under an exit event entitles each participant to convert into a number of common shares, as determined by the Ausco Share Plan. A cash-out of equity ratchet option is available to Ausco in lieu of conversion.

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Leaver provisions are defined within the Ausco Share Plan. The classification of how employees are deemed to have separated from Ausco Pty during the vesting period and before an exit event will determine the conversion value they may be entitled to upon an exit event.

No expense was recognised in relation to the Ausco Share Plan for the year ended 31 December 2020, and 2019. The fair value that the participants in the Ausco Share Plan would be entitled to upon exit is €13m at 31 December 2020.

19. Financial risk management

The Group’s management has overall responsibility for the establishment and oversight of the Group’s risk management framework. The risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Senior management oversees compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Group.

Credit risk

Credit risk is the risk that a counterparty to a financial instrument will cause a financial loss to the Group by failing to discharge its obligation. For cash and cash equivalents and trade receivables, credit risk represents the carrying amount on the Consolidated Balance Sheets.

Risk Management

Management has a credit policy in place and exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. The Group does not require collateral in respect of financial assets.

At the reporting date, there were no significant concentrations of credit risk with respect to financial assets, whether through exposure to individual customers, specific industry sectors or regions. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the Consolidated Balance Sheets.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	31 December
	2020 €m	2019 €m (unaudited)
Trade receivables and contract assets	262	209
Third party loans and other receivables	29	78
Related party loan receivables	146	246
Shares in Target Hospitality	20	70
Cash and cash equivalents	291	199
	748	802

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within 30 to 60 days and therefore are all classified as current. Trade receivables are recognised initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognised at fair value. The Group holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortised cost using the effective interest method.

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Financial assets impairment policy

The Group has two types of financial assets that are subject to the expected credit loss model:

•	trade receivables from the revenue arising from contracts with customers and leasing contracts, and contract assets relating to contracts with customers recognised at a point in time.

•	other financial assets carried at amortised cost.

While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

Trade receivables

The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets. To measure the expected credit losses, trade receivables and contract assets have been grouped based on shared credit risk characteristics and the days past due. The contract assets relate to unbilled work in progress and have substantially the same risk characteristics as the trade receivables for the same types of contracts. The Group has therefore concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for the contract assets.

The expected loss rates are based on the payment profiles of receivables for each segment. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables. The Group has identified the current economic conditions and the historical losses on trade receivable for each of the segments in which it is involved to be the most relevant factors, and accordingly adjusts the historical loss rates based on expected changes in these factors.

31 December 2020	Expected loss rate	Gross carrying amount of trade receivables and contract assets €m	Loss allowance €m
France	1.1%	69	(1)
UK	1.4%	43	(1)
Germany	1.2%	22	-
ENSE	3.9%	57	(2)
APAC	2.7%	54	(1)
Nordics	1.5%	22	-
Group	2.0%	267	(5)

Net impairment losses recognised in the consolidated income statements of the Group in 2020 totaled €2m (€4m of impairment losses recognised net of €2m of reversal due to recoveries). Trade receivables and contract assets are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the Group, and a failure to make contractual payments for a period of greater than 90 days past due. Impairment losses on trade receivables and contract assets are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

Other financial assets

All of the Groups other financial assets at amortised cost are considered to have low credit risk, and the loss allowance recognised during the period was therefore limited to 12 months expected losses and has been concluded immaterial.

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Impairment losses

The aging of trade receivables at the reporting date was:

2020
€m
Not past due	212
Past due 0-30 days	19
Past due 31-60 days	9
Past due 61-90 days	4
More than 90 days	23
Provision for impairment	(5)
Net trade receivables	262

The movement in the provision for impairment of trade receivables during the year was as follows:

	2020 €m	2019 €m (unaudited)
Balance at 1 January	(4)	(5)
Impairment loss recognised	(4)	(2)
Amounts utilised	1	1
Amounts recovered	2	3
Business combination	(1)	(1)
Effects of foreign exchange	1	-
Balance at 31 December	(5)	(4)

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with financial liabilities. The Group mitigates liquidity risk through the cash flow generated by operations and forecasting of its use of liquidity and the capital requirements of its rental equipment, through the careful monitoring of rental equipment additions. The following are the contractual maturities of financial liabilities:

	Carrying amount €m	Contractual cash flows €m	Less than 12 months €m	1-2 years €m	2-5 years €m	More than 5 years €m
Non-derivative financial liabilities
Senior Notes principal	1,689	1,722	-	1,722	-	-
Senior Notes interest	45	309	119	190	-	-
ABL facility	73	75	-	75	-	-
Bank loan	142	159	65	11	77	6
Other debt	39	39	30	-	9	-
Lease liabilities	126	172	42	36	59	35
Trade and other payables	318	318	318	-	-	-
Customer deposits	14	14	14	-	-	-
Total	2,446	2,808	588	2,034	145	41

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Group is exposed to market risks, including changes in foreign currency exchange rates and interest rates. Exposure to market risks related to operating activities is managed through the Group’s regular operating and financing activities.

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Currency risk

During the year, the following foreign-exchange related amounts were recognised in the consolidated income statements:

	2020 €m	2019 €m (unaudited)
Net foreign exchange gain on settled hedging instruments	24	10
Exchange gains on foreign currency borrowing	46	5
Total net foreign exchange gain recognised in profit before income tax for the period	70	15

Foreign currency risks

The Group’s exposure to foreign currency risk is driven by borrowings in currencies different from the functional currencies of business units.

The Group is mainly exposed to foreign currency risk on;

•	external debt denominated in USD, and

•	intercompany financial loans and receivables denominated in a different currency that the functional currency of the counterparty.

As some of the financing is denominated in USD and is not hedged, it is likely to generate foreign currency gains or losses. To a lesser extent, the Group is also exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the respective functional currencies of Group entities, primarily pound sterling, Norwegian Krone, Swedish Krone, Danish Krone, Czech Koruna, Polish Zloty, New Zealand dollar and Australian dollar.

Third party currency derivatives

In March 2020, the Group terminated the swap agreements that were in place to hedge the long-term senior debt. This resulted in a cash inflow of €74m. There was no significant impact on the income statement as the hedges were effective up to the date of the termination. Following the termination of the swap derivative instruments in March 2020, the Group is now exposed to increased exchange rate risk on the long-term debt denominated in USD. The hedging strategy is currently being reviewed as the long-term debt is not due until 2023.

Exchange rates

The following significant exchange rates were applied against the € during the year:

	Average rate		Reporting date rate
	2020	2019	2020	2019
AUD	0.60	0.62	0.63	0.63
CHF	0.93	0.90	0.93	0.92
CNY	0.13	0.13	0.12	0.13
CZK	0.04	0.04	0.04	0.04
DKK	0.13	0.13	0.13	0.13
GBP	1.12	1.14	1.11	1.18
HUF	0.003	0.003	0.003	0.003
NOK	0.09	0.10	0.10	0.10
NZD	0.57	0.59	0.59	0.60
PLN	0.23	0.23	0.22	0.23
RON	0.21	0.21	0.21	0.21
RUB	0.01	0.01	0.01	0.01
SEK	0.10	0.09	0.10	0.10
USD	0.88	0.89	0.81	0.89

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Sensitivity analysis

As the main currency risk to which the Group is exposed corresponds to its share of the external debt denominated in USD, the following sensitivity analysis aims to evaluate the impact of the fluctuations of the USD against €, which is the main functional currency of the Group. A 10 percent hypothetical strengthening of the USD against the € as at 31 December 2020 and 2019 would have affected net income by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	10% strengthening of the USD
	2020 €m	2019 €m
		(unaudited)
Impact on result	(68)	(19)

A 10 percent hypothetical weakening of the USD would be equal but opposite to the amounts shown above, on the basis that all other variables remain constant.

Interest rate risk

The interest rate profile of the Group’s interest-bearing financial instruments based upon their principal amounts is disclosed in note 14 to the consolidated financial statements. The Group aims to fix interest rates on a portion of its debt and to retain the remainder at floating rates. The risk on floating rates is reviewed on a regular basis.

Fair values

The fair value of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The Group has assessed that the fair value of cash and short-term deposits, trade receivables, trade payables, bank overdrafts and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following table shows the carrying amounts and fair values of financial liabilities, including their levels in the fair value hierarchy. The only financial assets and liabilities measured by the Group at fair value are the currency derivatives and the Target Hospitality shares. The Group's foreign currency forward contracts are measured on a recurring basis using foreign currency spot rates and forward rates quoted by banks or foreign currency dealers.

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities

•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly

•	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data

	As at 31 December 2020
	Level 1 €m	Level 2 €m	Level 3 €m
Shares in Target Hospitality	20	-	-
Put option on minority interest liabilities	-	-	(15)
Acquisition contingent consideration liabilities	-	-	(5)

	As at 31 December 2019 (unaudited)
	Level 1 €m	Level 2 €m	Level 3 €m
Shares in Target Hospitality	70	-	-
Currency derivatives - Assets	-	58	-

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The investment in Target Hospitality is classified as current financial asset and is marked to market at the balance sheet date. At 31 December 2020 the value of the shares held was €20m (Dec 2019: €70m) with the change in valuation being recorded in finance expenses. In the period to 31 December 2020 there was a loss of €50m.

Put options on minority interest liabilities are booked at the present value of expected redemption amount based on the financial forecasts of earnings of the relevant subsidiary.

Acquisition contingent consideration liabilities relate to earn-out mechanisms related to the Group’s acquisitions. The earn-outs are based on targets related to future trading performance. An estimate has been made of the expected achievement against these targets based on budgets for future periods.

Capital management

The Group’s capital management strategy is managed by the Group’s treasury and financing department with the objectives of managing capital to safeguard the Group’s ability to continue as a going concern, provide shareholder returns and provide appropriate benefits for stakeholders. The Group seeks to maintain an optimal debt and equity structure to minimise the overall cost of capital.

Covenants

Under the terms of the major borrowing facilities, the Group is not required to test any financial covenants as long as the Group has $32m of headroom available on the ABL. The Group has not breached these limits throughout the reporting period. The springing covenants tests are a fixed charge coverage and a net leverage ratio.

20. Commitments

The Group receives payments under non-cancellable leases for certain buildings and equipment. The future minimum lease payments to be received under leases during each of the next five years and thereafter a broken down below:

	As at 31 December
	2020 €m	2019 €m
		(unaudited)
Less than 1 year	84	52
Between 1 and 5 years	74	61
More than 5 years	3	5
	161	118

On 21 January 2019, the Group entered into a facility to issue up to €20m of guarantees to support our ordinary business activities.  The facility has sub-limits in Germany, France, Spain, Portugal and Hungary and is supported by an unsecured parent guarantee.

21. Contingent liabilities, guarantees and pledges

The Group has several ongoing legal matters which are not expected to result in a significant cash outflow. The Group is also in the preliminary stages of several investigations involving compliance with tax laws in certain jurisdictions which are all the result of normal practices in these territories and no significant matters have been identified to date. Whilst management believes that all these matters will be resolved within a reasonable timeframe with no monetary settlement (accordingly, no reserve has been recorded), the ultimate outcome of these matters is uncertain. In the event of adverse resolutions, the Group does not believe that the effect will be material to the Group Consolidated Balance Sheets or Consolidated Income Statements.

The principal financing obligations of the Group are comprised of the New Senior Secured Notes, the New Senior Notes and the ABL Revolver (the “Financing Obligations”). The Financing Obligations are issued or guaranteed by Modulaire Investments B.V., Modulaire Global Finance plc, Modulaire Global Finance 2 plc, Algeco GmbH, Algeco S.A.S., Ausco Holdings Pty Limited, Ausco Modular Pty Limited, Ausco Properties Pty Ltd, Elliott Group Holdings (UK) Limited, Elliott Group Limited, MBM Mietsystem für Bau und Industrie GmbH, Portacom New Zealand Limited, and Ristretto Investissements S.A.S., Malthus Uniteam (UK) Limited, Malthus Uniteam AS, Malthus Uniteam Canada Limited, Malthus Uniteam Holdings AS and Uniteam Aktiebolag (collectively, the “Guarantors”).

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The collateral securing the Financing Obligations includes, among others, shares, receivables, and bank accounts pledges or charges over certain of the Guarantors and their subsidiaries and their respective accounts pursuant to Australian, Canadian, Dutch, English, French, German, and New Zealand law, as applicable. The carrying amount of assets pledged or used as collateral is €2,063m. The terms and conditions relating to the pledged assets are set out in note 14. The guarantees of Malthus Uniteam (UK) Limited, Malthus Uniteam AS, Malthus Uniteam Canada Limited, Malthus Uniteam Holdings AS and Uniteam Aktiebolag are limited to the amount from time to time permitted by certain local facilities, which is currently nil.

22. Related parties

TDR owned a business called Signor Holdings which was sold to PEAC in November 2018. In 2018, Target Lodging operated a management agreement with and leased the assets of Signor. This resulted in income of €10m and an amount due from Signor at 31 December 2018 of €4m. In 2019, Target Lodging was sold to PEAC (which changed its name to Target Hospitality once it acquired Target Lodging). Target Hospitality remains a related party to the Group due to the percentage of it that is owned by TDR. Therefore, the sale of Target Lodging to Target Hospitality was treated as a related party transaction as set out in note 5. The Group holds shares in Target Hospitality with a valuation of €20m at 31 December 2020. The disposal of Target Lodging triggered a historical earn-out obligation in a parent entity of the Group (Modulaire Holding S.à r.l.). As a result, shares of Target Hospitality with a value of $101m (or €89m), at 15 March 2019, were transferred to the original vendor who had sold Target Lodging to us. To facilitate the ultimate transfer to the Target Lodging vendor, Modulaire Investments B.V., a subsidiary of Modulaire Investments 2 S.à r.l., transferred the shares in Target Hospitality to Modulaire Holding S.à r.l. in April 2019. The Group has recognised a receivable from Modulaire Holding S.à r.l. in return for the shares. The receivable is interest free and repayable on demand.

In September 2019, Modulaire Investments BV lent €154m of the proceeds from the Target Lodging Sale to Modulaire Investments 1 S.à r.l., the Company’s immediate parent. This loan has been made in accordance with the terms set out in the Group’s principal financing documents (see note 14 to the financial statements). The loan is interest free and repayable on demand. Modulaire Investments 1 S.à r.l. has used €50m of the proceeds of the loan to redeem issued preference shares. In December 2020, €103m of the loan was repaid to Modulaire Investments BV and the remaining balance outstanding at 31 December 2020 is €51m.

In 2019 TDR recharged €1m of expenses and third party adviser fees to the Group. The Group had payables due to affiliates of €3m as of 31 December 2020 (2019: €3m). On 24 October 2017, the Group entered into an agreement with Ilke Homes, a legal entity controlled by TDR. Under this agreement, the Group has sold modular prototypes and provided transitional services on these assets to Ilke Homes. The consideration for these services and related interest totals €3m and is receivable in 2024. The Group received revenue of €2m from Keepmoat Homes Plc and €1m from David Lloyd Leaisure Plc in 2020 both of which are owned by TDR. These were arm's length transactions.

On 30 June 2020, loan notes worth €10m (NOK 108m) were due to employees of Wexus, as part of the consideration paid for the acquisition of Wexus Group AS. An amount of €9m (NOK 91m) has been invested by these employees into the Nordics incentive scheme (see note 18) during the period. At 31 December 2020 there were remaining loan notes worth €1m (NOK 17m) that will be repaid in 2021 and are interest free.

Key management personnel compensation

The compensation of the Group’s key management personnel is set out below in aggregate. Key management personnel includes the Senior Management Team of the Company comprising; the Chief Executive Officer (CEO), Deputy CEO and Chief Operating Officer, Chief Financial Officer, Group General Counsel and for 2020 only the Director of Corporate Finance and Chief Human Resources Officer.

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	Year ended 31 December
	2020 €m	2019 €m (unaudited)
Key management compensation
Salaries and short-term benefits	4	4
Long term benefits	8	3
Termination benefits	-	2
Total	12	9

The long term benefits all relate to the Management Incentive Plan (see note 19).

23. Group entities

The entities of the continuing Group are:

Name	Country
Algeco Investments 3 S.à r.l.	Luxembourg
Modulaire Investments B.V.	Netherlands
Modulaire Global Finance plc	UK
Modulaire Global Finance 2 plc	UK
Algeco Finance NV	Belgium
Algeco Scotsman Holdings Kft.	Hungary
Algeco Technology (Shenzhen) Co. Ltd.	China
Algeco Chengdong International Modular Housing Co., Ltd.	China
Ausco Holdings Pty Limited	Australia
Ausco Acquisitions Pty Limited	Australia
Ausco Asia Pty Limited	Australia
Ausco Modular Pty Limited	Australia
Ausco Modular Construction Pty Ltd	Australia
Ausco Finance Limited	Australia
New England Trading Pty Ltd	Australia
Portacom New Zealand Limited	New Zealand
Uniteam Mobile Shelter System Co., Ltd	China
Uniteam Offshore Limited	Hong Kong
Uniteam China Ltd	Hong Kong
Algeco Holdings B.V.	Netherlands
Algeco UK Holdings Limited	UK
Elliott Group Limited	UK
Advanté Limited	UK
MBM Mietsystem für Bau und Industrie GmbH	Germany
Algeco GmbH	Germany
Algeco s.r.o.	Czech Rep.
Algeco S.R.L.	Romania
Algeco Polska Sp. Zo.o.	Poland
Algeco Schweiz AG	Switzerland
Ristretto Investissements SAS	France
Algeco SAS	France
Altempo SAS	France

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Algeco Belgium NV	Belgium
Algeco S.p.A.	Italy
Algeco Construcciones Modulares, S.L.	Spain
Algeco - Construcões Pré-Fabricadas, S.A.	Portugal
Algeco LLC	Russia
Algeco B.V.	Netherlands
Algeco Holdings (Austria) GmbH	Austria
Algeco Austria GmbH	Austria
Algeco d.o.o.	Slovenia
Algeco Kft.	Hungary
Buko Bouwsystemen Vuren B.V.	Netherlands
Buko Bouw & Winkels B.V.	Netherlands
Algeco Nordics AS	Norway
Algeco Oy	Finland
Malthus Uniteam Holding AS	Norway
Malthus Uniteam AS	Norway
Uniteam Poland Spółka Z.O.O	Poland
Malthus Uniteam (UK) Ltd	UK
Uniteam Aktiebolig	Sweden
Wexus Group AS	Norway
Wexus Gruppen AS	Norway
Module Tech Oû	Estonia
Wexus AB	Sweden
Algeco AB	Sweden
TS Nordics Holding AB	Sweden
TS Nordics Group AB	Sweden
Temporary Space Nordics AB	Sweden
Temporary Space Nordics Pavilions A/S	Denmark
Temporary Space Nordics ApS	Denmark
Temporary Space Nordics AS	Norway
Temporary Space Nordics Oy	Finland
Malthus Uniteam Canada Limited	Canada

The following entities were acquired in January 2021;

Carter Accommodation Group Limited	UK
Carter Accommodation Holdings Limited	UK
Carter Accommodation Limited	UK
Carter Cabin Hire Limited	UK

The Group’s percentages of interests and control over all these entities is 100% with the exception of Algeco Chengdong International Modular Housing Co. Ltd where it is 65%, Algecos Nordics AS where it is 95% and Altempo SAS where it is 85%.

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24. Events occurring after the balance sheet date

The Group has announced three acquisitions since 31 December 2020. The Carter acquisition completed on 22 January 2021. Details of this acquisition are set out in note 5. On 9 July 2021, the Group completed the acquisition of a 100% interest in Procomm Site Services Limited (“Procomm”), in the UK. Procomm has 125 employees and an annual 2020 revenue of £19m. The Group announced, on 9 March 2021, that it had agreed to acquire Tecnifor S.p.A and the business and operations of Locabox S.r.l. and F.A.E. S.p.A. from the shareholders. The acquisition completed on 29 July 2021. Together, these entities have around 140 employees and generate a revenue of €35m.

Modulaire Group announced on 27 June 2021 that its shareholders have entered into an agreement to sell the Group to investment funds managed by Brookfield Business Partners L.P. (“Brookfield”). Brookfield is acquiring Modulaire from its shareholders. The transaction, which is subject to customary regulatory and competition clearances, is expected to close in Q4 2021. Prior to and at completion a number of transactions and distributions will be completed with respect to balances due from and to holding companies of the Group and with respect to the Group’s share based payment schemes. On 28 June 2021, the Group entered into a new €100m financing facility to fund the acquisitions of Tecnifor S.p.A. together with the business and operations of F.A.E S.p.A. and Locabox S.r.l and Procomm. The revolving credit facility has a maturity of one year and is repayable upon a change of control.

The COVID-19 pandemic is ongoing at the date of this report. As noted in the business review and accounting policies, despite the delay in the commissioning of certain projects, both leasing and sales, and economic slowdowns caused by government-imposed lockdowns in response to the COVID-19 pandemic across a number of the countries in which the Group operates, the Group has continued to make deliveries and experienced fewer returns than it typically experiences. The overall impact on the Group’s results from the COVID-19 pandemic is considered small.

We have completed a going concern review. The vast majority of our financing is in place until 2023. Our operations in the past have shown significant resilience to economic cycles across Europe as our customers are well diversified across industry sectors. We are more exposed to the economic cycle in APAC, where the economies now appear to be recovering. In the event of any significant macro-economic shocks we are able to cease capital expenditure quickly. Therefore, our exposure to global downturns is controllable. We will only complete acquisitions when we have available funds or we believe existing bank arrangements can be extended.

We have considered the covenants attaching to the financing facilities and the likely level of headroom available to the Group. After careful consideration the managers are satisfied that the Group have adequate resources to continue in operation for the foreseeable future, being at least twelve months from the date of signing the consolidated financial statements. For this reason, the managers continue to apply the going concern basis in preparing the consolidated financial statements.

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